Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-152751

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the prospectus supplement is delivered in final form. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(to prospectus dated August 14, 2008)

4,000,000 shares

M/I Homes, Inc.

Common Shares

We are offering 4,000,000 of our common shares.

Our common shares are listed on the New York Stock Exchange under the symbol “MHO.” On May 18, 2009, the last reported sales price of our common shares on the New York Stock Exchange was $15.07 per share.

	Per share	Total

Public offering price	$	$

Underwriting discounts	$	$

Proceeds to M/I Homes, Inc., before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 600,000 additional common shares at the public offering price less the underwriting discounts to cover over-allotments, if any.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                     , 2009.

Joint bookrunning managers

Citi	J.P. Morgan

                    , 2009

Prospectus Supplement

Prospectus

S-i

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different or additional information. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not, and the underwriters are not, making an offer of these securities or soliciting an offer to buy these securities in any jurisdiction where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of this prospectus supplement or the date of incorporation by reference, even though this prospectus supplement and the accompanying prospectus are delivered or securities are sold on a later date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common shares and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which information does not apply to the common shares we are offering. To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated in this prospectus supplement updates and supersedes the information in the accompanying prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “M/I,” “us,” “we,” “our” or the “Company” mean M/I Homes, Inc., an Ohio corporation, and our consolidated subsidiaries, except where it is made clear that the terms mean M/I Homes, Inc. only.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common shares. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes and the “Risk Factors” sections, before making an investment decision.

M/I Homes, Inc.

M/I Homes, Inc. is one of the nation’s leading builders of single-family homes. We were incorporated, through predecessor entities, in 1973 and commenced homebuilding activities in 1976. Since that time, M/I has sold and delivered nearly 74,000 homes. We sell and construct single-family homes, attached townhomes and condominiums to first-time, move-up, empty-nester and luxury buyers under the M/I Homes and Showcase Homes trade names. In 2008, our average sales price of homes delivered was $274,000 compared to $296,000 in 2007. During the year ended December 31, 2008, we delivered 2,025 homes with revenues from continuing operations of $607.7 million and a net loss from continuing operations of $245.4 million. At December 31, 2008, we had 566 homes in backlog with a sales value of approximately $139 million compared to 712 homes with a sales value of $220 million at December 31, 2007.

Our homes are sold in the following geographic markets—Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Chicago, Illinois; Tampa and Orlando, Florida; Charlotte and Raleigh, North Carolina; and the Virginia and Maryland suburbs of Washington, D.C. In December 2007, we sold all of our assets in our West Palm Beach, Florida market and announced our exit from this market. Hence, the results of operations and financial position of this division have been reported as discontinued operation. We are the leading homebuilder in the Columbus, Ohio market, and have been the number one builder of single-family detached homes in this market for each of the last twenty years. In addition, we are one of the top ten homebuilders in the Cincinnati and Tampa markets, based on homes delivered. Our current operating strategy remains focused on the following key initiatives:

•	Generating cash and preserving liquidity;

•	Emphasizing our customer service, unique product designs, and premier locations;

•	Improving affordability through design changes and other cost reduction efforts;

•	Decreasing our construction costs for material and labor;

•	Decreasing our overhead expenses and headcount to reflect current business conditions;

•	Reducing our land and lot inventory by significantly curtailing our land purchases and transitioning more of our purchases to finished lots versus raw ground; and

•	Phasing and/or delaying land development and selectively pursuing the sale of certain owned land.

We believe that we distinguish ourselves from competitors by offering homes in select areas with a high level of design and construction quality within a given price range, and by providing customers with the confidence they can only get from superior customer service. Offering homes at a variety of price points allows us to attract a wide range of buyers. We support our homebuilding operations by providing mortgage financing services through our wholly-owned subsidiary, M/I Financial Corp. (“M/I Financial”), and title and insurance brokerage services through subsidiaries that are either wholly- or majority-owned by us.

Our financial reporting segments consist of the following: Midwest homebuilding, Florida homebuilding, Mid-Atlantic homebuilding, and financial services. Our homebuilding operations comprise the most substantial part of our business, representing more than 97% of consolidated revenue during 2008. Our homebuilding operations generate over 93% of their revenue from the sale of completed homes, with the remaining amount generated from the sale of land and lots. Our financial services operations generate revenue from originating and selling mortgages, collecting fees for title insurance and closing services, and collecting commissions as a broker of property and casualty insurance policies. Please refer to Note 19 to the consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, incorporated herein by reference, for information regarding our operating and reporting segments.

The United States is in the midst of an unprecedented combination of economic turmoil, uncertainty in the credit and financial markets, and weak consumer confidence. While in the first four months of 2009 we experienced a 25% increase in new contracts from the same period in 2008, our business has generally experienced a significant slowdown in demand since the fourth quarter of fiscal 2005 and we do not expect any immediate sustainable recovery to the level of historical demand. This slowdown, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes, and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increasing unemployment, fear of job loss, a decline in the securities markets, the continuing decline in home prices, the large number of homes that are or will be available for sale due to foreclosures, the inability of homebuyers to sell their current homes, the deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market. We believe some of the improvement in 2009 may be attributed to the $787 billion American Recovery and Reinvestment Act which was signed into law by President Obama on February 17, 2009. This stimulus package, among other things, provides for an $8,000 tax credit for new home purchases that occur between January 1, 2009 and December 1, 2009. We continue our primarily defensive strategy, which includes: (1) adjusting our approach to land acquisition and development and construction practices and shortening our land pipeline; (2) limiting land development expenditures; (3) reducing production volumes; and (4) working to try to balance home price and profitability with sales pace, although our primary focus at this point is generating cash and liquidity.

When our industry recovers, we believe that we will see reduced competition from the small and mid-sized private builders, leading to our ability to increase our market share in our existing markets. We believe that the access of these private builders to capital already appears to be severely constrained. We believe that this reduced competition, combined with attractive long-term demographics, will reward those builders who can persevere through the current challenging environment.

Notwithstanding the current market conditions, and as market conditions improve over time, we believe that geographic and product diversification, access to lower-cost capital, and strong demographics have in the past, and will in the future, benefit those builders that can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor the large publicly traded homebuilding companies with the capital and expertise to control home sites and gain market share. We believe that, as builders reduce the number of home sites being taken through the approval process and this process continues to become more difficult, and if the political pressure from no-growth proponents continues to increase, our expertise in taking land through the approval process and our already approved land positions will allow us to grow in the years to come.

In addition to our current focus on cash generation and liquidity, we will continue to focus on our historic key business strategies. We believe that these strategies separate us from our competitors in the residential homebuilding industry and the adoption, implementation, and adherence to these principles will continue to improve our business, lead to higher profitability for our shareholders, and give us an advantage over our competitors when the market returns to normalcy.

Our business strategy emphasizes the following:

Build confidence in all areas of our company. Our unique designs, superior quality and craftsmanship, premier customer service and customer-focused, confidence-building financing options are all designed to build superior customer confidence in both our product and our company.

Superior homeowner service. Our core operating philosophy is to provide superior service to our homeowners. We attempt to involve the homeowner in many phases of the building process in order to enhance communication, knowledge and involvement of the homeowner. Our selling process focuses on the homes’ features, benefits, quality and design, as opposed to merely price and square footage. In most of our markets, we utilize design centers to better promote the sale of options and enable buyers to make more informed choices.

This enhances the selling process and increases the sale of optional features that typically carry higher margins. We believe all of this leads to a more satisfied homeowner.

Product diversity and innovative design. We devote significant resources to the research and design of our homes to meet the needs of our buyers. We offer a broad number of distinct product lines and approximately 600 different floor plans, with some of those floor plans being built in multiple elevations. We also offer a high level of design and construction quality within each of our price ranges.

Premier locations and highly desirable communities. As a key strategic element of our business, we focus on locating and controlling land in the most desirable areas of our markets. We also focus on the overall design and appearance of our communities. Through our community planning and design process, we create well-planned communities with careful attention to a wide variety of aesthetic elements. We focus on the location and design of our communities because we believe these are important factors our homebuyers consider when making a decision to purchase a new home.

Maintain market position in existing markets. Though most of our markets have experienced a significant slowdown in new homebuilding construction as a result of various economic factors, we believe in their long term prospects for growth and successful homebuilding operations.

Recent Developments

While the homebuilding industry continues to face difficult and unprecedented conditions, in April 2009, we experienced a 37% increase in new contracts over April 2008, from 191 to 261 new contracts. For the four months ended April 30, 2009, our new contracts increased 25% over the same period in 2008, from 745 to 928. Our backlog units at April 30, 2009 were 965, which represents a 13% increase over the prior year period’s backlog units of 854. Given market conditions, we are unsure of the sustainability of this year-to-date increase in new contracts and year-over-year backlog units, and we remain in a primarily defensive mode as described above. There can be no assurance that these results will be indicative of our results for the full second quarter of 2009 or the full year ending December 31, 2009.

Corporate Information

M/I Homes, Inc. is an Ohio corporation incorporated through predecessor entities in 1973. Our executive offices are located at 3 Easton Oval, Suite 500, Columbus, Ohio 43219. Our telephone number is (614) 418-8000.

The Offering

Common Shares Offered by Us	4,000,000 shares.

Common Shares to be Outstanding After the Offering	18,034,636 shares. The number of common shares to be outstanding after the offering is based on the number of common shares outstanding at May 11, 2009, and excludes 600,000 common shares that may be sold by us if the underwriters exercise their over-allotment option in full and 1,783,284 common shares underlying awards outstanding as of May 11, 2009 granted under our incentive compensation plans.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and estimated transaction expenses payable by us. We intend to use the net proceeds for general corporate purposes, which may include acquisitions of land when market conditions warrant, repayment of indebtedness, capital expenditures and increasing our working capital. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments and other investment-grade securities.

Listing	Our common shares are listed on the New York Stock Exchange under the symbol “MHO.”

Risk Factors	An investment in our common shares involves various risks, and prospective investors should carefully consider the matters discussed under the caption entitled “Risk Factors” beginning on page S-8 of this prospectus supplement.

Summary Consolidated Financial Data

The table below sets forth summary consolidated financial data for the periods indicated. You should read the following summary consolidated financial data in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, which are incorporated by reference in this prospectus supplement.

The summary consolidated net income data for the fiscal years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our historical consolidated financial statements audited by Deloitte & Touche LLP, our independent registered public accounting firm. The summary consolidated net income data for the three months ended March 31, 2008 and 2009 and the summary consolidated balance sheet data as of March 31, 2008 and 2009 have been derived from our unaudited consolidated financial statements.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
(in thousands, except per share amounts)
Net income data(1):
Revenue	$1,274,145	$1,016,460	$607,659	$156,085	$96,149
Land and housing cost	959,226	832,596	532,164	131,568	87,915
Impairment of inventory and investment in unconsolidated LLCs	67,200	148,377	153,300	21,107	10,946
(Loss) income from continuing operations before income taxes	45,306	(150,876)	(215,124)	(26,758)	(27,960)
(Benefit) provision for income taxes	16,009	(58,396)	30,291	(6,608)	169

(Loss) income from continuing operations(2)(3)	29,297	(92,480)	(245,415)	(20,150)	(28,129)
Discontinued operation, net of tax	9,578	(35,646)	(33)	380	—

Net (loss) income(2)(3)	$38,875	$(128,126)	$(245,448)	$(19,770)	$(28,129)

Less: preferred share dividends	—	7,313	4,875	2,437	—

Net income (loss) available to common shareholders(2)(3)	$38,875	$(135,439)	$(250,323)	$(22,207)	$(28,129)

Per share data:
Earnings per common share:
Basic(2)(3):
(Loss) earnings from continuing operations	$2.10	$(7.14)	$(17.86)	$(1.61)	$(2.01)
(Loss) earnings from discontinued operation	0.68	(2.55)	—	0.03	—

Basic (loss) earnings	$2.78	$(9.69)	$(17.86)	$(1.58)	$(2.01)

Diluted(2)(3):
(Loss) earnings from continuing operations	$2.07	$(7.14)	$(17.86)	$(1.61)	$(2.01)
(Loss) earnings from discontinued operation	0.67	(2.55)	—	0.03	—

Diluted (loss) earnings	$2.74	$(9.69)	$(17.86)	$(1.58)	$(2.01)

Weighted average shares outstanding:
Basic	13,970	13,977	14,016	14,007	14,027
Diluted	14,168	13,977	14,016	14,007	14,027
Dividends per common share	$0.10	$0.10	$0.05	$0.025	$—

	December 31,			March 31,
	2006	2007	2008	2008	2009
(in thousands)
Balance sheet data(1):
Cash	$11,516	$1,506	$32,518	$1,615	$28,627
Restricted cash(4)	58,938	21,239	6,658	11,607	36,722
Inventory	1,092,739	797,329	516,029	747,850	497,776
Total assets(5)	1,477,079	1,117,645	693,288	961,893	641,476
Note payable banks-homebuilding operations	410,000	115,000	—	42,000	—
Note payable bank-financial service operations	29,900	40,400	35,078	11,200	20,430
Notes payable banks-other	6,944	6,703	16,300	6,640	6,374
Total shareholders’ equity(5)	617,052	581,345	333,061	559,582	305,645

(1)	In December 2007, we sold substantially all of our assets in our West Palm Beach, Florida market and announced our exit from this market. The results of operations for this market for all periods presented have been reclassified as discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
(2)	2006, 2007 and 2008 includes the impact of charges relating to the impairment of inventory and investment in unconsolidated LLCs, reducing gross margin by $67.2 million, $148.4 million and $153.3 million for the years ended December 31, 2006, 2007 and 2008, respectively. The three months ended March 31, 2008 and 2009 include the impact of charges relating to the impairment of inventory and investment in unconsolidated LLCs, reducing gross margin by $21.1 million and $10.9 million, respectively. The three months ended March 31, 2009 also includes the impact of a $4.0 million charge related to imported drywall warranty issues.
(3)	The charges in note (2) above, along with the write-off of land deposits, intangibles and pre-acquisition costs:

•	reduced net income from continuing operations by $46.7 million and earnings per diluted share by $3.29 for the year ended December 31, 2006;

•	increased net loss from continuing operations by $96.9 million and $98.3 million and loss per diluted share by $6.71 and $7.00 for the years ended December 31, 2007 and 2008, respectively; and

•	increased net loss from continuing operations by $6.8 million and $13.8 million and loss per diluted share by $0.67 and $0.99 for the three months ended March 31, 2008 and 2009, respectively.
(4)	Restricted cash includes cash held in escrow of $58.9 million, $21.2 million and $6.7 million at December 31, 2006, 2007 and 2008, respectively, and $11.6 million and $2.1 million at March 31, 2008 and 2009, respectively. At March 31, 2009, restricted cash also includes homebuilding cash we had in excess of $25.0 million, that is to be designated as collateral in accordance with the January 2009 amendment to our Second Amended and Restated Credit Facility dated October 6, 2006 (as amended, the “Credit Facility”).
(5)	Net loss for the year ended December 31, 2008 and three months ended March 31, 2009 reflects a $108.6 million and $11.7 million valuation allowance for deferred tax assets, or $7.75 and $0.84 per diluted share, respectively. Total assets and shareholders’ equity have been reduced by $108.6 million and $120. 3 million for deferred tax valuation allowance as of December 31, 2008 and March 31, 2009, respectively.

Summary Homebuilding Operations Data

The following table sets forth summary information by market regarding our homebuilding activities. The following data have been derived from our unaudited financial records for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
(Dollars in thousands)
Midwest Region:
Homes delivered	1,821	1,436	937	189	176
New contracts, net	1,513	1,195	911	240	347
Backlog at end of period	632	391	365	442	536
Aggregate sales value of homes in backlog	$173,000	$107,000	$84,000	$118,000	$110,000

Florida Region(1):
Homes delivered	1,389	877	474	140	102
New contracts, net	615	505	430	149	111
Backlog at end of period	493	121	77	130	86
Aggregate sales value of homes in backlog	$183,000	$35,000	$20,000	$38,000	$21,000

Mid-Atlantic Region:
Homes delivered	691	860	614	121	116
New contracts, net	672	752	538	165	209
Backlog at end of period	308	200	124	244	217
Aggregate sales value of homes in backlog	$128,000	$78,000	$35,000	$87,000	$62,000

Total(1):
Homes delivered	3,901	3,173	2,025	450	394
New contracts, net	2,800	2,452	1,879	554	667
Backlog at end of period	1,433	712	566	816	839

Aggregate sales value of homes in backlog	$484,000	$220,000	$139,000	$243,000	$193,000

(1)	In December 2007, we sold all of our assets in our West Palm Beach, Florida market and announced our exit from this market. This information has been reclassified as discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

RISK FACTORS

An investment in our common shares involves material risks. You should carefully consider the risks set forth below, as well as the other information contained in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common shares. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common shares could decline, and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Homebuilding Market and Economic Risks

The U.S. economy is in the midst of an unprecedented combination of economic turmoil, uncertainty in the credit and financial markets, and worldwide concerns of a financial collapse. Prolonged conditions of this nature could severely impact our ability to operate.

The sharp slow-down in the United States (“U.S.”) economy, coupled with an ongoing credit crisis and volatility in the financial markets, could cause continued erosion in home prices and/or demand, and cause further significant inventory write-downs, as well as a reduction in our ability to generate cash flow from operations.

The homebuilding industry is undergoing a significant downturn, and its duration and ultimate severity are uncertain in the current state of the economy; a continued slowdown in our business will continue to adversely affect our operating results and financial condition.

The downturn in the homebuilding industry, which is in its fourth year, has become one of the most severe in U.S. history. This downturn, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes, and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increasing unemployment, fear of job loss, a decline in the securities markets, the continuing decline in home prices, the large number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market. All of these factors, in an economy that is now in recession, have contributed to the significant decline in the demand for new homes. Moreover, the government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure have only recently begun. It is unclear whether, and to what extent, these measures will effectively stabilize prices and home values or restore consumer confidence and increase demand in the homebuilding industry.

As a result of this prolonged downturn, our sales and results of operations have been adversely affected. We have incurred significant inventory impairments and other write-offs; our gross margins have declined significantly; we incurred a substantial loss, after write-offs, during 2007, 2008 and the first quarter of 2009; and we anticipate that operating losses will continue at least through the second quarter of 2009. We cannot predict the duration or ultimate severity of the current challenging conditions, nor can we provide assurance that our responses to the current downturn or the government’s attempts to address the troubles in the economy will be successful. If these conditions persist or continue to worsen, they will further adversely affect our operating results and financial condition.

Demand for new homes is sensitive to economic conditions over which we have no control, such as the availability of mortgage financing.

Demand for homes is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing, and interest rate levels. The mortgage lending industry has and may continue to experience significant challenges. As a result of increased default rates, particularly (but not entirely) with regard to sub-prime and other non-conforming loans, many lenders have reduced their willingness to make, and tightened their credit requirements with regard to, residential mortgage loans. Fewer loan products and stricter loan qualification standards have made it more difficult for some borrowers to finance the purchase of our homes. Although our financial services subsidiary offers mortgage loans to potential buyers of most of the homes we build, we may no longer be able to offer financing terms that are attractive to our potential buyers. Unavailability of mortgage financing at acceptable rates reduces demand for the homes we build, including, in some instances, causing potential buyers to cancel contracts they have signed.

Increasing interest rates could cause defaults for homebuyers who financed homes using non-traditional financing products, which could increase the number of homes available for resale.

During the period of high demand in the homebuilding industry prior to 2006, many homebuyers financed their purchases using non-traditional adjustable rate or interest only mortgages or other mortgages, including sub-prime mortgages, that involved, at least during initial years, monthly payments that were significantly lower than those required by conventional fixed rate mortgages. As a result, new homes became more affordable. However, as monthly payments for these homes increase, either as a result of increasing adjustable interest rates or as a result of principal payments coming due, some of these homebuyers could default on their payments and have their homes foreclosed, which would increase the inventory of homes available for resale. Foreclosure sales and other distress sales may result in further declines in market prices for homes. In an environment of declining prices, many homebuyers may delay purchases of homes in anticipation of lower prices in the future. In addition, as lenders perceive deterioration in credit quality among homebuyers, lenders have been eliminating some of the non-traditional and sub-prime financing products previously available and increasing the qualifications needed for mortgages or adjusting their terms to address increased credit risk. In addition, tighter lending standards for mortgage products and volatility in the sub-prime and alternative mortgage markets may have a negative impact on our business by making it more difficult for certain of our homebuyers to obtain financing or resell their existing homes. In general, to the extent mortgage rates increase or lenders make it more difficult for prospective buyers to finance home purchases, it becomes more difficult or costly for customers to purchase our homes, which has an adverse affect on our sales volume.

Our land investment exposes us to significant risks, including potential impairment write-downs, that could negatively impact our profits if the market value of our inventory declines.

We must anticipate demand for new homes several years prior to those homes being sold to homeowners. There are significant risks inherent in controlling or purchasing land, especially as the demand for new homes decreases. There is often a significant lag time between when we acquire land for development and when we sell homes in neighborhoods we have planned, developed and constructed. The value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant, and fluctuations in value can result in reduced profits. Economic conditions could result in the necessity to sell homes or land at a loss, or hold land in inventory longer than planned, which could significantly impact our financial condition, results of operations, cash flows, and stock performance. As a result of softened market conditions in all of our markets, since 2006, we have recorded a loss of $443.3 million for impairment of inventory and investments in unconsolidated LLCs (including $63.5 million related to discontinued operation), and have written-off $15.9 million relating to abandoned land transactions (including $1.5 million related to discontinued operation). It is possible that the estimated cash flows from these inventory positions may change and could result in a future need to record additional valuation adjustments. Additionally, if conditions in the homebuilding industry worsen in the future, we may be required to evaluate additional inventory for potential impairment, which may result in additional valuation adjustments, which could be significant and could negatively impact our financial results and condition. We cannot make any assurances that the measures we employ to manage inventory risks and costs will be successful.

If we are unable to successfully compete in the highly competitive homebuilding industry, our financial results and growth may suffer.

The homebuilding industry is highly competitive. We compete for sales in each of our markets with national, regional, and local developers and homebuilders, existing home resales and, to a lesser extent, condominiums and available rental housing. Some of our competitors have significantly greater financial resources or lower costs than we do. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality, and price. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future. If we are unable to successfully compete, our financial results and growth could suffer.

If the current downturn becomes more severe or continues for an extended period of time, it would have continued negative consequences on our operations, financial position, and cash flows.

Continued weakness in the homebuilding industry could have an adverse effect on us. It could require that we write down more assets, dispose of assets, reduce operations, restructure our debt and/or raise new equity to pursue our business plan, any of which could have a detrimental effect on our current shareholders.

Inflation can adversely affect us, particularly in a period of declining home sale prices.

Inflation can have a long-term impact on us because, should the costs of land, materials and labor increase, it would require us to attempt to increase the sale prices of homes in order to maintain satisfactory margins. Although an excess of supply over demand for new homes, such as the one we are currently experiencing, requires that we reduce prices, rather than increase them, it does not necessarily result in reductions, or prevent increases, in the costs of materials, labor and land development costs. Under those circumstances, the effect of cost increases is to reduce the margins on the homes we sell, which makes it more difficult for us to recover the full cost of previously purchased land.

Our lack of geographic diversification could adversely affect us if the homebuilding industry in our markets declines.

We have operations in Ohio, Indiana, Illinois, Maryland, Virginia, North Carolina, and Florida. Our limited geographic diversification could adversely impact us if the homebuilding business in our current markets should continue to decline, since there may not be a balancing opportunity in a stronger market in other geographic regions.

Operational Risks

If we are not able to obtain suitable financing, our business may be negatively impacted.

The homebuilding industry is capital intensive because of the length of time from when land or lots are acquired to when the related homes are constructed on those lots and delivered to homebuyers. Our business and earnings depend on our ability to obtain financing to support our homebuilding operations and to provide the resources to carry inventory. We may be required to seek additional capital, whether from sales of equity or debt, or additional bank borrowings, to support our business. Our ability to secure the needed capital at terms that are acceptable to us may be impacted by factors beyond our control.

Reduced numbers of home sales force us to absorb additional carrying costs.

We incur many costs even before we begin to build homes in a community. These include costs of preparing land and installing roads, sewage and other utilities, as well as taxes and other costs related to ownership of the land on which we plan to build homes. Reducing the rate at which we build homes extends the length of time it takes us to recover these additional costs. Also, we frequently enter into contracts to purchase land and make deposits that may be forfeited if we do not fulfill our purchase obligation within specified periods. Because of current market conditions, we have terminated a number of these contracts, resulting in significant forfeitures of deposits.

The terms of our indebtedness may restrict our ability to operate.

Our Credit Facility and the indenture governing our $200 million aggregate principal amount of 6.875% senior notes due 2012 (our “senior notes”) impose restrictions on our operations and activities. The most significant restrictions under the indenture governing our senior notes relate to debt incurrence, sales of assets, cash distributions, and investments by us and certain of our subsidiaries. In addition, our Credit Facility requires compliance with certain financial covenants, including a minimum consolidated tangible net worth requirement and a maximum permitted leverage ratio.

Currently, we believe the most restrictive covenant of the Credit Facility is minimum tangible net worth. Failure to comply with this covenant or any of the other restrictions or covenants of our Credit Facility could result in a default under the Credit Facility which, in turn, could result in a default under the indenture governing our senior notes as well as M/I Financial’s $30 million secured credit agreement dated April 29, 2009 (the “MIF Credit Agreement”). In addition, if a default occurs, the affected lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. Availability under the Credit Facility is also subject to satisfaction of a secured borrowing base. We are permitted to grow the borrowing base by adding additional cash and/or inventory as collateral securing the Credit Facility. We could also be precluded from incurring additional borrowings under our Credit Facility, which could impair our ability to maintain sufficient working capital. In such a situation, there can be no assurance that we would be able to obtain alternative financing. Any of the foregoing results could have a material adverse effect on our results of operations, financial condition and the ability to operate our business.

The indenture governing our senior notes contains restrictive covenants that limit, among other things, the ability of the Company to pay dividends on common and preferred shares, as well as the ability to repurchase any shares. If our “consolidated restricted payments basket,” as defined in the indenture governing our senior notes, is less than zero, we are restricted from making certain payments, including dividends, as well as repurchasing any shares. We are currently restricted from paying dividends on our common shares and our 9.75% Series A Preferred Shares, as well as repurchasing any shares. We cannot resume making such payments until such time as the basket becomes positive or the senior notes are repaid, and our board of directors authorizes such payments.

If our financial performance further declines, we may not be able to maintain compliance with the covenants in our Credit Facility and senior notes.

Our Credit Facility and the indenture governing our senior notes impose certain restrictions on our operations. The most significant restrictions under the indenture governing our senior notes relate to debt incurrence, sales of assets, cash distributions and investments by us and certain of our subsidiaries. In addition, our Credit Facility requires compliance with certain financial covenants, including a minimum consolidated tangible net worth requirement and a maximum permitted leverage ratio. Also, while our Credit Facility aggregate commitment is $150 million, we can only borrow up to the amount we have secured by real estate and/or cash in accordance with the provisions of our Credit Facility. As of March 31, 2009, we had borrowing base availability of $35.3 million. If markets strengthen, we might have to seek increased borrowing capacity.

While we currently are in compliance with the financial covenants in the Credit Facility, if we had to record significant additional impairments in the future, this could cause us to fail to comply with certain Credit Facility financial covenants. Such an event would give the lenders the right to cause any amounts we owe under Credit Facility to become immediately due. If we were unable to repay the borrowings when they became due, that could entitle the holders of senior notes to cause the sums evidenced by those notes to become due immediately. Under such circumstances, we would not be able to repay those amounts without selling substantial assets, which we might have to do at prices well below the long term fair values, and the carrying values, of the assets.

Our ability to incur additional indebtedness could magnify other risk factors.

Under the terms of the indenture governing our senior notes and the terms of our Credit Facility, we have the ability, subject to our debt covenants, to incur additional amounts of debt. The incurrence of additional indebtedness could magnify the risks described above. In addition, certain obligations, such as standby letters of credit and performance and maintenance bonds issued in the ordinary course of business, are not considered indebtedness under the indenture governing our senior notes (and may be secured) and are therefore not subject to limits in our debt covenants.

We could be adversely affected by a negative change in our credit rating.

Our ability to access capital on favorable terms is a key factor in growing our business and operations in a profitable manner. Standard & Poor’s and Fitch lowered our credit ratings in 2008, and Moody’s lowered our credit ratings in 2008 and 2009. These downgrades may make it more difficult and costly for us to access capital, and a further downgrade by any of the principal credit agencies may exacerbate these difficulties.

Errors in estimates and judgments that affect decisions about how we operate and on the reported amounts of assets, liabilities, revenues and expenses could have a material impact on us.

In the ordinary course of business, we must make estimates and judgments that affect decisions about how we operate and the reported amounts of assets, liabilities, revenues, and expenses. These estimates include, but are not limited to, those related to: the recognition of income and expenses; impairment of assets; estimates of future improvement and amenity costs; estimates of sales levels and sales prices; capitalization of costs to inventory; provisions for litigation, insurance and warranty costs; cost of complying with government regulations; and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, we evaluate and adjust our estimates based upon the information then currently available. Actual results may differ from these estimates, assumptions, and conditions.

We conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest. These investments involve risks and are highly illiquid.

We currently operate through a number of unconsolidated homebuilding and land development joint ventures with independent third parties in which we do not have a controlling interest. At March 31, 2009, we had invested an aggregate of $8.3 million in these joint ventures, which had borrowings outstanding of approximately $11.4 million. In addition, as part of our operating strategy, we intend to continue to evaluate additional joint venture opportunities.

These investments involve risks and are highly illiquid. There are a limited number of sources willing to provide acquisition, development and construction financing to land development and homebuilding joint ventures, and as the use of joint venture arrangements by us and our competitors increases and as market conditions become more challenging, it may be difficult or impossible to obtain financing for our joint ventures on commercially reasonable terms. In addition, we lack a controlling interest in these joint ventures and therefore are usually unable to require that our joint ventures sell assets or return invested capital, make additional capital contributions or take any other action without the vote of at least one of our venture partners. Therefore, absent partner agreement, we will be unable to liquidate our joint venture investments to generate cash.

The credit agreement of our financial services segment will expire in May 2010.

M/I Financial, our financial services segment, is party to the MIF Credit Agreement. M/I Homes, Inc. has provided a guarantee of the performance and payment obligations of M/I Financial under the MIF Credit Agreement of up to $15.0 million. M/I Financial uses the MIF Credit Agreement to finance its lending activities until the loans are delivered to third party buyers. The MIF Credit Agreement will expire on May 15, 2010. If we are unable to replace the MIF Credit Agreement when it matures in May 2010, it could seriously impede the activities of our financial services segment.

If our ability to resell mortgages to investors is impaired, we may be required to broker loans.

We sell substantially all of the loans we originate within a short period of time in the secondary mortgage market on a servicing released, non-recourse basis, although we remain liable for certain limited representations and warranties related to loan sales. If there is a significant decline in the secondary mortgage market, our ability to sell mortgages could be adversely impacted and it would require us to make arrangements with banks or other financial institutions to fund our buyers’ closings. If we became unable to sell loans into the secondary mortgage market or directly to Fannie Mae and Freddie Mac, we would have to modify our origination model, which, among other things, could significantly reduce our ability to sell homes.

Federal laws and regulations that adversely affect liquidity in the secondary mortgage market could hurt our business.

Changes in federal laws and regulations could have the effect of curtailing the activities of Fannie Mae and Freddie Mac. These organizations provide significant liquidity to the secondary mortgage market. Any curtailment of their activities could increase mortgage interest rates and increase the effective cost of our homes, which could reduce demand for our homes and adversely affect our results of operations.

We compete on several levels with homebuilders that may have greater sales and financial resources, which could hurt future earnings.

We compete not only for homebuyers but also for desirable properties, financing, raw materials, and skilled labor, often within larger subdivisions designed, planned and developed by other homebuilders. Our competitors include other local, regional, and national homebuilders, some of which have greater sales and financial resources.

The competitive conditions in the homebuilding industry, together with current market conditions, have resulted in and could continue to result in:

•	difficulty in acquiring suitable land at acceptable prices;

•	increased selling incentives;

•	lower sales; or

•	delays in construction.

Any of these problems could increase costs and/or lower profit margins.

Our business requires the use of significant amounts of capital, sources for which may include our Credit Facility. In the event we were to amend our Credit Facility, such amendment could result in lower available commitment amounts and less favorable terms and conditions, which could have a negative impact on our borrowing capacity and/or cash flows.

Our Credit Facility has an aggregate commitment amount of $150 million and a maturity date of October 6, 2010. The Credit Facility’s provision for letters of credit is available in the aggregate amount of $100 million. Availability under the Credit Facility is also subject to satisfaction of a secured borrowing base, and we can only borrow up to the amount we have secured by real estate and/or cash. As of March 31, 2009, we had borrowing base availability of $35.3 million. If we were to amend our Credit Facility again in the future, or enter into a new credit facility, lenders might not be willing to provide credit on terms that are comparable to those governing our existing Credit Facility, in which case our capacity to borrow or issue letters of credit could be reduced significantly, which could require us to use cash or other sources of capital to fund our business operations.

Our net operating loss carryforwards could be substantially limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code.

Based on recent impairments and our current financial performance, we generated net operating loss (“NOL”) carryforwards for the year ending December 31, 2008 and it is possible we will generate NOL carryforwards in future years. Under the Internal Revenue Code, we may use these NOL carryforwards to offset future earnings and reduce our federal income tax liability. As a result, we believe these NOL carryforwards could be a substantial asset for us.

Section 382 of the Internal Revenue Code contains rules that limit the ability of a company that undergoes an “ownership change,” which is generally defined as any change in ownership of more than 50% of its common stock over a three-year period, to utilize its NOL carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes among shareholders owning, directly or indirectly, 5% or more of the company’s common stock (including changes involving a shareholder becoming a 5% shareholder) or any change in ownership arising from a new issuance of stock by the company.

On March 13, 2009, our shareholders adopted an amendment to our code of regulations to impose certain restrictions on the transfer of our common shares to preserve the tax treatment of our NOLs and built-in losses (the “NOL Protective Amendment”). The transfer restrictions imposed by the NOL Protective Amendment generally restrict (unless otherwise approved by our board of directors) any direct or indirect transfer if the effect would be to: (1) increase the direct or indirect ownership of our shares by any person or group of persons from less than 5% to 5% or more of our common shares; or (2) increase the percentage of our common shares owned directly or indirectly by a person or group of persons owning or deemed to own 5% or more of our common shares. Although the NOL Protective Amendment is intended to reduce the likelihood of an “ownership change” that could adversely affect us, we cannot assure you that the restrictions on transferability in the NOL Protective Amendment will prevent all transfers that could result in such an “ownership change.” There also can be no assurance that the transfer restrictions in the NOL Protective Amendment will be enforceable against all of our shareholders absent a court determination confirming such enforceability. They may be subject to challenge on legal or equitable grounds.

This offering is not subject to the NOL Protective Amendment because an issuance of shares by the Company does not constitute a transfer under the terms of the NOL Protective Amendment.

If we undergo an “ownership change” for purposes of Section 382 as a result of future transactions involving our common shares, including transactions involving a shareholder becoming an owner of 5% or more of our common shares and purchases and sales of our common shares by existing 5% shareholders, our ability to use our NOL carryforwards and recognize certain built-in losses could be limited by Section 382. Depending on the resulting limitation, a significant portion of our NOL carryforwards could expire before we would be able to use them. Our inability to utilize our NOL carryforwards could have a material adverse affect on our financial condition and results of operations.

Our results of operations, financial condition and cash flows could be adversely affected if pending or future legal claims against us are not resolved in our favor.

On March 14, 2008, a former employee filed a complaint against us in the United States District Court, Middle District of Florida, on behalf of himself and other similarly situated construction superintendents. The plaintiff alleges that he and other construction superintendents were misclassified as exempt and not paid overtime compensation under the Fair Labor Standards Act and seeks equitable relief, damages and attorneys’ fees. Six other individuals have filed consent forms to join the action. We filed an answer on or about August 21, 2008 and intend to vigorously defend against the claims.

On March 5, 2009, a resident of Florida and an owner of one of our homes filed a complaint against us and certain other identified and unidentified manufacturers, builders and suppliers of drywall in the United States District Court for the Southern District of Ohio, on behalf of himself and other similarly situated owners and residents of homes in the United States or alternatively in Florida. The plaintiff alleges that we built his home with defective drywall manufactured by certain of the defendants that contains sulfur or other organic compounds capable of harming the health of individuals and damaging metals. The plaintiff alleges physical and economic damages and seeks legal and equitable relief, medical monitoring and attorneys’ fees. We filed a responsive pleading on or about April 30, 2009 and intend to vigorously defend against the claims.

Due to the inherent uncertainties of these matters, there can be no assurance that the ultimate resolution of these class actions will not have a material adverse effect on our results of operations, financial condition and cash flows.

We are also named as defendants in other legal proceedings which are routine and incidental to our business. Although management currently believes that the ultimate resolution of these other matters, individually and in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flows, such matters are subject to inherent uncertainties. As a result, while we have recorded a liability to provide for the anticipated costs, including legal defense costs, associated with the resolution of these other matters, there can be no assurance that the costs to resolve them will not differ from the recorded estimates and have a material adverse effect on our results of operations, financial condition and cash flows for the periods in which the matters are resolved. Similarly, if additional claims are filed against us in the future, the negative outcome of one or more of such matters could have a material adverse effect on our results of operations, financial condition and cash flows.

In the ordinary course of business, we are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and/or cash flows.

As is customary in the homebuilding industry, we often are required to provide surety bonds to secure our performance under construction contracts, development agreements, and other arrangements. Our ability to obtain surety bonds primarily depends upon our credit rating, capitalization, working capital, past performance, management expertise, and certain external factors, including the overall capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds. If we were unable to obtain surety bonds when required, our results of operations and/or cash flows could be impacted adversely.

Changes in accounting principles, interpretations and practices may affect our reported revenues, earnings, and results of operations.

Generally accepted accounting principles and their accompanying pronouncements, implementation guidelines, interpretations, and practices for certain aspects of our business are complex and may involve subjective judgments, estimates and assumptions, such as revenue recognition, inventory valuations, and income taxes. Changes in interpretations could significantly affect our reported revenues, earnings, and operating results, and could add significant volatility to those measures without a comparable underlying change in cash flows from operations.

We can be injured by failures of persons who act on our behalf to comply with applicable regulations and guidelines.

Although we expect all of our employees, officers and directors to comply at all times with all applicable laws, rules, and regulations, there are instances in which subcontractors or others through whom we do business engage in practices that do not comply with applicable regulations or guidelines. When we learn of practices relating to homes we build or financing we provide that do not comply with applicable regulations or guidelines, we move actively to stop the non-complying practices as soon as possible. Sometimes our employees have been aware of these practices but did not take steps to prevent them, and we have taken disciplinary action against such employees, including in some instances, terminating their employment. However, regardless of the steps we take after we learn of practices that do not comply with applicable regulations or guidelines, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

Tax law changes could make home ownership more expensive or less attractive.

Significant expenses of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for the purpose of calculating an individual’s federal, and in some cases state, taxable income. If the government were to make changes to income tax laws that eliminate or substantially reduce these income tax deductions, the after-tax cost of owning a new home would increase substantially. This could adversely impact demand for, and/or sales prices of, new homes.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local, and other taxes. Our audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal and, in some cases, litigation process. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision and other tax reserves. As each audit is conducted, adjustments, if any, are appropriately recorded in our consolidated financial statements in the period determined. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

We historically have experienced, and expect to continue to experience, variability in home sales and results of operations on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Factors that contribute to this variability include: (1) timing of home deliveries and land sales; (2) delays in construction schedules due to strikes, adverse weather, acts of God, reduced subcontractor availability, and governmental restrictions; (3) our ability to acquire additional land or options for additional land on acceptable terms; (4) conditions of the real estate market in areas where we operate and of the general economy; (5) the cyclical nature of the homebuilding industry, changes in prevailing interest rates, and the availability of mortgage financing; and (6) costs and availability of materials and labor.

Homebuilding is subject to warranty and liability claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. We record warranty and other reserves for homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. We have, and require the majority of our subcontractors to have, general liability, workers’ compensation, and other business insurance. These insurance policies protect us against a portion of our risk of loss from claims, subject to certain self-insured retentions, deductibles, and other coverage limits. We reserve for the costs to cover our self-insured retentions and deductible amounts under these policies and for any costs of claims and lawsuits based on an analysis of our historical claims, which includes an estimate of claims incurred but not yet reported. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractors’ arrangements, and our reserves will be adequate to address all of our warranty and construction defect claims in the future. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by, and the availability of, general liability insurance for construction defects are currently limited and costly. As a result, an increasing number of our subcontractors are unable to obtain insurance, and we have in some cases waived our customary insurance requirements. We have responded to the increases in insurance costs and coverage limitations by increasing our self-insured retentions. There can be no assurance that coverage will not be further restricted and may become even more costly or may not be available at rates that are acceptable to us.

Natural disasters and severe weather conditions could delay deliveries, increase costs, and decrease demand for homes in affected areas.

Several of our markets, specifically our operations in Florida, North Carolina and Washington, D.C., are situated in geographical areas that are regularly impacted by severe storms, hurricanes, and flooding. In addition, our operations in the Midwest can be impacted by severe storms, including tornados. The occurrence of these or other natural disasters can cause delays in the completion of, or increase the cost of, developing one or more of our communities, and as a result could materially and adversely impact our results of operations.

Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries.

The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. Any shortages of long duration in these areas could delay construction of homes, which could adversely affect our business and increase costs. To date, we have not experienced any significant issues with availability of building materials or skilled labor.

We are subject to extensive government regulations, which could restrict our homebuilding or financial services business.

The homebuilding industry is subject to numerous and increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design and construction, and similar matters. This includes local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation also affects construction activities, including construction materials that must be used in certain aspects of building design, as well as sales activities and other dealings with homebuyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us to comply with any such requirements, such requirements could result in time-consuming and expensive compliance programs. In addition, we have been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hookups, or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of our operations, without notice or recourse.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning consumer protection matters and the protection of health and the environment. These statutes, ordinances, rules, and regulations, and any failure to comply therewith, could give rise to additional liabilities or expenditures and have an adverse affect on our results of operations, financial condition, or business. The particular consumer protection matters regulate the marketing, sales, construction, closing and financing of our homes. The particular environmental laws that apply to any given project vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause us to incur substantial compliance costs (including substantial expenditures for pollution and water quality control), and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that we will be successful in all cases, we have a general practice of requiring resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in our developments.

In addition to the laws and regulations that relate to our homebuilding operations, M/I Financial is subject to a variety of laws and regulations concerning the underwriting, servicing and sale of mortgage loans.

We are dependent on the services of certain key employees, and the loss of their services could hurt our business.

Our future success depends, in part, on our ability to attract, train, and retain skilled personnel. If we are unable to retain our key employees or attract, train, and retain other skilled personnel in the future, it could materially and adversely impact our operations and result in additional expenses for identifying and training new personnel.

Risks Associated with Ownership of Our Common Shares

Provisions of our charter documents and the Ohio General Corporation Law could make it more difficult for a third party to acquire us, even if the offer may be considered beneficial by our shareholders.

Certain provisions of our amended and restated articles of incorporation and code of regulations, as well as in the Ohio General Corporation Law, could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could also adversely affect the market price of our common shares. For example:

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 2,000,000 preferred shares in one or more classes or series. With respect to any classes or series, the board of directors may determine the designation and the number of shares, rights, preferences, privileges, qualifications and restrictions, including dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Absent a determination by the board of directors to establish different voting rights, holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that the Ohio General Corporation Law entitles the holders of preferred shares to exercise a class vote on certain matters. Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control without further action by our shareholders.

Classified board of directors

Our board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors. In addition, our code of regulations provide that the number of directors in each class and the total number of directors may only be changed by the affirmative vote of a majority of the directors or the holders of record of at least 75% of our voting power. Under the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors, except for cause.

Limited shareholder action by written consent

Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, pursuant to Section 1701.11, the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our regulations provide that they may be amended or repealed without a meeting by the written consent of a majority of our voting power; provided, however, that the affirmative vote of two-thirds of our voting power is required (whether at a meeting or without a meeting in an action by written consent) to amend or repeal certain provisions of our regulations, as discussed below under “—Supermajority voting provisions.” This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

Supermajority voting provisions

The affirmative vote of two-thirds of our voting power is required to amend or repeal our existing regulations, or adopt a new code of regulations, with respect to any of the following:

•	the requirements for calling and giving notice of a special meeting of shareholders;

•	the provisions regarding our staggered board;

•	the provisions for filling vacancies or newly created directorships on our board;

•	the procedures for nominating directors;

•	the provisions regarding conflicts of interest;

•	the requirement that directors can only be removed for cause;

•	the indemnification provisions;

•	our non-statutory Control Share Acquisition Act provisions; and

•	amendments to these supermajority provisions.

In addition, the affirmative vote of 75% of our voting power is required to amend or repeal the provision regarding changes in the number of directors in our regulations. On all other proposed amendments to our regulations, the required vote is a majority of our voting power.

Under the Ohio General Corporation Law, in the case of most mergers, sales of all or substantially all the assets of a corporation and most amendments to a corporation’s articles of incorporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount not less than a majority. Our articles do not change the default voting requirement provided by the Ohio General Corporation Law.

Shareholder nominations

Our regulations provide that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after we mail the notice of the meeting or otherwise give notice of the meeting). The regulations also prescribe the proper written form for a shareholder’s notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting.

Control Share Acquisition Act

Section 1701.831 of the Ohio General Corporation Law, known as the Control Share Acquisition Act, provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more (but less than one-third) of such voting power;

•	one-third or more (but less than a majority) of such voting power; and

•	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have opted out of the application of the Control Share Acquisition Act. However, we have adopted a substantially similar provision in our regulations with one significant exception: under our regulations, no shareholder meeting or vote is required if the board of directors has approved the acquisition of voting power. In addition, our regulations provide our board of directors with more flexibility than provided by the Control Share Acquisition Act in setting a date for the special meeting of shareholders to consider the proposed control share acquisition.

NOL Protective Amendment

Although the basis for the NOL Protective Amendment is to preserve the tax treatment of our NOLs and built-in losses, the NOL Protective Amendment could be deemed to have an “anti-takeover” effect because, among other things, it restricts the ability of a person or group of persons to accumulate 5% or more of our common shares, and restricts the ability of a person or group of persons now owning 5% or more of our common shares from acquiring additional common shares, without the approval of our board of directors.

The price of our common shares may fluctuate significantly, which could cause the value of your investment to decline.

The price of our common shares as reported on the New York Stock Exchange constantly changes. Over the course of the last 12 months, the price of our common shares has ranged from $4.92 to $26.00 per share. The market price of our common shares may fluctuate in response to numerous factors, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	governmental regulatory action;

•	changes in market valuations of similar companies;

•	changes in the U.S. housing market;

•	a change in analyst ratings or our credit ratings;

•	the operating and stock performance of our competitors;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adverse market reaction to any additional debt we incur in the future;

•	changes in interest rates;

•	general domestic or international economic, market and political conditions;

•	additions or departures of key personnel;

•

terrorist activity may adversely affect the markets in which our securities trade, possibly increasing market volatility and causing the further erosion of business and consumer confidence and spending; and

•	future sales of our common shares.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common shares, regardless of our actual operating performance.

Any of these factors could have a material adverse effect on your investment in our common shares, and our common shares may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

Future sales of our common shares or preferred shares in the public market could adversely affect the trading price of our common shares and our ability to raise funds in new stock offerings.

Sales of substantial numbers of additional common shares or additional preferred shares, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common shares and our ability to raise additional capital in the financial markets at a time and price favorable to us. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon exercise of outstanding options or for other reasons. Our amended and restated articles of incorporation provide that we have authority to issue 38,000,000 common shares and 2,000,000 preferred shares. As of May 11, 2009, 14,034,636 common shares were outstanding, 1,783,284 common shares were issuable related to awards outstanding under our incentive compensation plans and 4,000 of our 9.75% Series A Preferred Shares were outstanding. We cannot predict the effect that future sales of our common shares or preferred shares would have on the market price of our common shares.

We do not intend to pay cash dividends on our common shares in the foreseeable future.

We do not anticipate paying cash dividends on our common shares in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our Credit Facility and the indenture governing our senior notes currently restrict our ability to pay cash dividends on our common shares and our outstanding 9.75% Series A Preferred Shares, and the terms of our outstanding 9.75% Series A Preferred Shares prevent us from paying cash dividends on our common shares unless we have paid the cash dividends on our 9.75% Series A Preferred Shares. As a result of these covenants, we have not paid dividends on our 9.75% Series A Preferred Shares since June 15, 2008. Furthermore, we are permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common shares.

The NOL Protective Amendment may limit your ability to dispose of the common shares and adversely impact the value of the common shares.

The NOL Protective Amendment restricts the ability of a person or group of persons to acquire, directly or indirectly, our common shares in excess of the specified limitations. Furthermore, the NOL Protective Amendment may limit a shareholder’s ability to dispose of our common shares by reducing the class of potential acquirers for such common shares. The transfer restrictions imposed by the NOL Protective Amendment, however, do not practically restrict transfers, from the standpoint of the transferor, made by less than 5% shareholders, regardless of whether their shares are held of record or in “street name” and regardless of the person or group of persons to whom the less than 5% shareholders transfer their shares.

For so long as the NOL Protective Amendment is in effect, our board of directors intends to require the placement of a legend reflecting the NOL Protective Amendment on certificates representing newly issued or transferred shares. Because certain buyers, including persons who may wish to acquire 5% or more of our common shares and certain institutional holders who do not or choose not to hold common shares with restrictive legends, may not purchase our common shares, the NOL Protective Amendment could depress the value of our common shares in an amount that might more than offset any value conserved as a result of the preservation of the NOLs and built-in losses.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that are incorporated herein and therein by reference include “forward-looking statements” as defined by federal securities laws, including, but not limited to, statements regarding our future business, financial performance and financial condition. We use words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions to identify forward-looking statements.

Our business, financial condition and operations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those in any forward-looking statements. Factors that could cause actual results to differ from those in any forward-looking statements include among other things:

•

The U.S. economy is in the midst of an unprecedented combination of economic turmoil, uncertainty in the credit and financial markets, and worldwide concerns of a financial collapse. Prolonged conditions of this nature could severely impact our ability to operate;

•

The homebuilding industry is undergoing a significant downturn, and its duration and ultimate severity are uncertain in the current state of the economy; a continued slowdown in our business will continue to adversely affect our operating results and financial condition;

•	Demand for new homes is sensitive to economic conditions over which we have no control, such as the availability of mortgage financing;

•	Increasing interest rates could cause defaults for homebuyers who financed homes using non-traditional financing products, which could increase the number of homes available for resale;

•	Our land investment exposes us to significant risks, including potential impairment write-downs, that could negatively impact our profits if the market value of our inventory declines;

•	If we are unable to successfully compete in the highly competitive homebuilding industry, our financial results and growth may suffer;

•	If the current downturn becomes more severe or continues for an extended period of time, it would have continued negative consequences on our operations, financial position, and cash flows;

•	Inflation can adversely affect us, particularly in a period of declining home sale prices;

•	Our lack of geographic diversification could adversely affect us if the homebuilding industry in our markets declines;

•	If we are not able to obtain suitable financing, our business may be negatively impacted;

•	Reduced numbers of home sales force us to absorb additional carrying costs;

•	The terms of our indebtedness may restrict our ability to operate;

•	If our financial performance further declines, we may not be able to maintain compliance with the covenants in our Credit Facility and senior notes;

•	Our ability to incur additional indebtedness could magnify other risk factors;

•	We could be adversely affected by a negative change in our credit rating;

•	Errors in estimates and judgments that affect decisions about how we operate and on the reported amounts of assets, liabilities, revenues and expenses could have a material impact on us;

•

We conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest. These investments involve risks and are highly illiquid;

•	The credit agreement of our financial services segment will expire in May 2010;

•	If our ability to resell mortgages to investors is impaired, we may be required to broker loans;

•	Federal laws and regulations that adversely affect liquidity in the secondary mortgage market could hurt our business;

•	We compete on several levels with homebuilders that may have greater sales and financial resources, which could hurt future earnings;

•

Our business requires the use of significant amounts of capital, sources for which may include our Credit Facility. In the event we were to amend our Credit Facility, such amendment could result in lower available commitment amounts and less favorable terms and conditions, which could have a negative impact on our borrowing capacity and/or cash flows;

•	Our net operating loss carryforwards could be substantially limited if we experience an ownership change as defined in Section 382 of the Internal Revenue Code;

•	Our results of operations, financial condition and cash flows could be adversely affected if pending or future legal claims against us are not resolved in our favor;

•	In the ordinary course of business, we are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and/or cash flows;

•	Changes in accounting principles, interpretations and practices may affect our reported revenues, earnings and results of operations;

•	We can be injured by failures of persons who act on our behalf to comply with applicable regulations and guidelines;

•	Tax law changes could make home ownership more expensive or less attractive;

•	Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position;

•	We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results;

•	Homebuilding is subject to warranty and liability claims in the ordinary course of business that can be significant;

•	Natural disasters and severe weather conditions could delay deliveries, increase costs, and decrease demand for homes in affected areas;

•	Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries;

•	We are subject to extensive government regulations, which could restrict our homebuilding or financial services business; and

•	We are dependent on the services of certain key employees, and the loss of their services could hurt our business.

The factors identified in this section are not intended to represent a complete list of all the factors that could adversely affect our business, operating results, financial condition or cash flows. Other factors not presently known to us or that we currently deem immaterial to us may also have an adverse effect on our business, operating results, financial condition or cash flows, and the factors we have identified could affect us to a greater extent than we currently anticipate. Many of the important factors that will determine our future financial performance and financial condition are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date such forward-looking statements are made. Except as required by applicable law or the rules and regulations of the Securities and Exchange Commission, or SEC, we undertake no obligation to publicly update any forward-looking statements or risk factors, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent filings and reports with the SEC should be consulted. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995, and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $         million (or net proceeds of approximately $         million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and estimated transaction expenses payable by us of approximately $150,000. We do not currently have any amounts outstanding under our Credit Facility and do not anticipate having any amounts outstanding in the foreseeable future. Accordingly, we intend to use the net proceeds for general corporate purposes, which may include acquisitions of land when market conditions warrant, repayment of other indebtedness, capital expenditures and increasing our working capital. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments and other investment-grade securities.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of March 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the common shares in this offering.

	March 31, 2009
(in thousands, except share amounts)	Actual	As Adjusted(1)
Cash and restricted cash	$65,349	$122,164

Debt (including current portion):
Homebuilding revolving credit facility(2)	$—	$—
6 7/8% senior notes due 2012(3)	199,232	199,232
Other(4)	6,374	6,374

Total homebuilding debt	205,606	205,606
M/I Financial credit facility(5)	20,430	20,430

Total debt	$226,036	$226,036

Preferred shares, $.01 par value; 2,000,000 shares authorized; 4,000 issued and outstanding	$96,325	$96,325
Common shares, $.01 par value; 38,000,000 shares authorized; 14,034,636 shares (actual) and 18,034,636 shares (as adjusted) issued and outstanding	176	216
Shareholders equity:
Additional paid-in capital	82,652	139,427
Retained earnings	197,827	197,827
Treasury stock—at cost (3,602,990 common shares)	(71,335)	(71,335)

Total shareholders’ equity	305,645	362,460

Total capitalization	$531,681	$588,496

(1)	As adjusted to give effect to this offering. A $1.00 increase (decrease) in the assumed public offering price of $15.07 per share (the last reported sales price of our common shares on the New York Stock Exchange on May 18, 2009) would increase (decrease) cash and restricted cash and total shareholders’ equity by $3.8 million assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering. An increase of 1.0 million common shares offered by us, to a total of 5,000,000 common shares, together with a concurrent $1.00 increase in the assumed offering price of $15.07 per share, would increase each of cash and restricted cash and total shareholders’ equity by $19.0 million. Similarly, a decrease of 1.0 million common shares, together with a concurrent $1.00 decrease in the assumed offering price of $15.07 per share, would decrease each of cash and restricted cash and total shareholders’ equity by $17.1 million. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(2)	The Credit Facility has an aggregate commitment amount of $150 million and a maturity date of October 6, 2010. Availability under the Credit Facility is also subject to satisfaction of a secured borrowing base, and we can only borrow up to the amount we have secured by real estate and/or cash. As of March 31, 2009, we had borrowing base availability of $35.3 million.
(3)	Represents $200.0 million aggregate principal amount of our senior notes, net of a $0.8 million discount.
(4)	Represents the mortgage for our principal executive offices.
(5)	In March 2009, M/I Financial was notified by its lender that it was withdrawing from the mortgage warehouse lending business and would not renew its credit facility. M/I Financial terminated this credit facility on April 28, 2009, and entered into the MIF Credit Agreement with another lender on April 29, 2009. As of May 15, 2009, M/I Financial had approximately $2.4 million outstanding under the MIF Credit Agreement, which is used primarily to provide financing for the origination of mortgage loans.

PRICE RANGE OF COMMON SHARES; DIVIDEND POLICY

Our common shares are listed on the New York Stock Exchange under the symbol “MHO.” The following table sets forth the high and low sales prices for transactions involving our common shares during each fiscal quarter indicated, as reported on the New York Stock Exchange, together with any dividends declared on our common shares during such quarters.

	High	Low	Dividend
2009:
April 1, 2009 through May 18, 2009	$18.55	$6.80	$—
Quarter ended March 31, 2009	12.14	4.92	—

2008:
Quarter ended December 31, 2008	$23.15	$5.15	$—
Quarter ended September 30, 2008	26.00	12.62	—
Quarter ended June 30, 2008	20.25	14.28	0.025
Quarter ended March 31, 2008	19.39	7.21	0.025

2007:
Quarter ended December 31, 2007	$18.02	$8.91	$0.025
Quarter ended September 30, 2007	29.74	13.45	0.025
Quarter ended June 30, 2007	31.40	25.11	0.025
Quarter ended March 31, 2007	38.25	26.46	0.025

On May 18, 2009, the last reported sales price of our common shares on the New York Stock Exchange was $15.07 per share. As of May 11, 2009, our common shares were held of record by approximately 446 holders.

We paid dividends on our common shares between April 22, 1998 and July 28, 2008. The terms of our Credit Facility and the indenture governing our senior notes currently restrict our ability to pay cash dividends on our common shares and our outstanding 9.75% Series A Preferred Shares, and the terms of our outstanding 9.75% Series A Preferred Shares prevent us from paying cash dividends on our common shares unless we have paid dividends on our 9.75% Series A Preferred Shares. We do not anticipate being able to declare dividends on our common shares in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends on our common shares, if any, will depend upon our financial condition, results of operations, capital requirements and compliance with debt covenants and the terms of our outstanding preferred shares, as well as other factors considered relevant by our board of directors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES

HOLDERS OF OUR COMMON SHARES

The following is a summary of certain material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common shares issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or is expected to be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common shares, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common shares issued pursuant to this offering and who hold our common shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities or investors in pass-through entities, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common shares as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

Prospective investors are urged to consult their tax advisors regarding the particular United States federal income tax consequences to them of acquiring, owning and disposing of our common shares, as well as any tax consequences arising under any state, local or foreign tax laws and any other United States federal tax laws.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common shares that is not a “U.S. person” or a partnership (or other entity or arrangement treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Shares

If we make cash or other property distributions on our common shares, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for

United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common shares, but not below zero. Any excess will be treated as capital gain realized on the sale or other disposition of the common shares and will be treated as described under “—Gain on Disposition of Our Common Shares” below.

Dividends paid to a non-U.S. holder of our common shares generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common shares in connection with the conduct of a trade or business in the United States, and dividends paid on the common shares are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must timely furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

A non-U.S. holder who claims the benefit of an applicable income tax treaty or who treats a dividend as exempt from United States federal withholding tax as effectively connected income generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Any dividends paid on our common shares that are effectively connected with a non-U.S. holder’s United States trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Shares

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common shares, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common shares constitute a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common shares. We believe we are a USRPHC for United States federal income tax purposes. However, as long as our common shares are regularly traded on an established securities market, such common shares will be treated as a United States real property interest with respect to a particular non-U.S. holder only if such non-U.S. holder actually or constructively held more than 5% of such regularly traded common shares during the applicable period.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax generally will not apply. Non-U.S. holders should consult with their tax advisors regarding whether any applicable income tax treaties may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common shares paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distribution payments to a non-U.S. holder of our common shares provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. holder status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient for purposes of the backup withholding rules.

Payments of the proceeds from a disposition by a non-U.S. holder of our common shares made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership, or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common shares made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-runners for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common shares to be sold in this offering. Each underwriter has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of common shares set forth opposite its name in the following table.

Name	Number of shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Total	4,000,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the common shares, subject to the prior sale of shares, when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the front cover page of this prospectus supplement. The underwriters may sell shares to securities dealers at a discount of up to $             per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the public offering price. After the public offering commences, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 600,000 common shares from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus supplement. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without overallotment exercise	With full overallotment exercise

Per share	$	$

Total	$	$

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases. Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common shares in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common shares following this offering. As a result, our common shares may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common shares originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $150,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and certain holders of our outstanding common shares and common share equivalents have agreed that for a period ending 60 days after the date of this prospectus supplement, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any of our common shares or common share equivalents without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., except in limited circumstances.

Our common shares are listed on the New York Stock Exchange under the symbol “MHO.”

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. For example, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the agent and a lender under our Credit Facility. In addition, J.P. Morgan Securities Inc. served as lead arranger and sole bookrunner under our Credit Facility.

VALIDITY OF THE SECURITIES

Certain legal matters in connection with this offering, including the validity of the issuance of the common shares offered by this prospectus supplement, will be passed upon by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Certain legal matters in connection with this offering will passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference into this prospectus supplement, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference into the registration statement of which this prospectus supplement is a part. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., in Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Our principal internet address is http://mihomes.com. We make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are filed with or furnished to the SEC, and amendments to those reports, as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. The contents of our website are not part of this prospectus supplement, and the reference to our website does not constitute incorporation by reference into this prospectus supplement of the information contained at that site.

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents that we have filed with the SEC are incorporated into this prospectus supplement by reference and considered a part of this prospectus supplement:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	our Current Reports on Form 8-K filed with the SEC on January 20, 2009, February 13, 2009, March 13, 2009 and May 11, 2009; and

•

the description of our common shares, $.01 par value per share, contained in our registration statement on Form S-3 (file no. 333-85662) filed with the SEC on April 5, 2002, or contained in any subsequent amendment or report filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus supplement all documents (other than current reports furnished under Item 2.02 or 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination or completion of the offering of common shares under this prospectus supplement.

We will provide copies of any of the above documents (including any exhibits that are specifically incorporated by reference into such documents) to each person, including any beneficial owner, to whom a prospectus supplement is delivered. You may request these documents at no cost. Written or telephone requests should be directed to:

M/I Homes, Inc.

3 Easton Oval, Suite 500

Columbus, Ohio 43219

Attn: General Counsel

(614) 418-8000

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes the statement.

Prospectus

$250,000,000

M/I Homes, Inc.

Debt Securities, Common Shares, Preferred Shares,

Depositary Shares and Warrants

We may from time to time issue debt securities, common shares, preferred shares, depositary shares or warrants to purchase debt securities, common shares, preferred shares or depositary shares having an aggregate offering price of up to $250,000,000 (in United States dollars or, if any securities are issued in a foreign currency, currency unit or composite currency, the equivalent thereof in such other currency, currency unit or composite currency). The debt securities may be either senior debt securities or subordinated debt securities.

The securities may be sold from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of offering. This prospectus describes the general terms of the securities and the general manner in which the securities may be offered. Each time securities are offered, we will provide a prospectus supplement that will contain the specific terms of the securities offered and describe the specific manner in which the securities will be offered.

The prospectus supplement or supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to consummate a sale of any securities unless accompanied by a prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information described under “Where You Can Find More Information” carefully before you invest in any securities.

Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “MHO.” On August 1, 2008, the last sale price of our common shares as reported on NYSE was $18.76. The securities may be sold to or through underwriters and also to other purchasers or through agents. The names of, and any other required information regarding, the underwriters will be set forth in a prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 2 of this prospectus and in the applicable prospectus supplement and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 14, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may offer debt securities, common shares, preferred shares, depositary shares and/or warrants to purchase any of such securities, in one or more offerings, up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of those securities and the manner in which they will be offered. The prospectus supplement may also add, update or change information contained in this prospectus. We urge you to carefully read this prospectus and any applicable prospectus supplement, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before buying any of the securities being offered.

You should rely only on the information that we have provided or incorporated by reference in this prospectus or any applicable prospectus supplement to be provided to you. We have not authorized any dealer, salesperson or other person to give any information or make any representation not contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document, or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered or securities are sold on a later date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under the heading “Where You Can Find More Information.”

M/I HOMES, INC.

We are one of the nation’s leading builders of single-family homes, having delivered over 71,000 homes. We sell and construct single-family homes, attached townhomes and condominiums to first-time, move-up, empty nester and luxury buyers under the “M/I Homes” and “Showcase Homes” trade names. We sell homes in the following geographic markets: Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Chicago, Illinois; Tampa and Orlando, Florida; Charlotte and Raleigh, North Carolina; and the Virginia and Maryland suburbs of Washington, D.C.

We believe that we distinguish ourselves from competitors by offering homes in select areas with a high level of design and construction quality within a given price range, and by providing customers with the confidence they can only get from superior customer service. Offering homes at a variety of price points allows us to attract a wide range of buyers. We support our homebuilding operations by providing mortgage financing services through our wholly-owned subsidiary, M/I Financial Corp., and title and insurance brokerage services through subsidiaries that are either wholly- or majority-owned by us.

We are an Ohio corporation, first incorporated, through predecessor entities, in 1973. We commenced homebuilding activities in 1976. Our principal executive offices are located at 3 Easton Oval, Suite 500, Columbus, Ohio 43219, and our telephone number is (614) 418-8000.

Unless the context requires otherwise, the terms the “Company,” “we,” “us,” and “our” refer to M/I Homes, Inc., an Ohio corporation, and its consolidated subsidiaries.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you decide to invest in our securities, you should consider carefully the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference into this prospectus, and the risk factors contained under the “Risk Factors” heading in any applicable prospectus supplement. You should also refer to the other information we include in, or incorporate by reference into, this prospectus or any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus, each prospectus supplement and the documents we file or have filed with the SEC that are incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, statements regarding our future business, financial performance and financial condition. We use words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties are described under the “Risk Factors” heading of any applicable prospectus supplement and under similar headings in our periodic reports filed with the SEC, which are incorporated by reference into this prospectus, and include among other things:

•

The homebuilding industry is in the midst of a significant downturn. A continuing decline in demand for new homes coupled with an increase in the inventory of available new homes and alternatives to new homes could adversely affect our sales volume and pricing even more than has occurred to date;

•	Demand for new homes is sensitive to economic conditions over which we have no control, such as the availability of mortgage financing;

•	Increasing interest rates could cause defaults for homebuyers who financed homes using non-traditional financing products, which could increase the number of homes available for resale;

•	Our land investment exposes us to significant risks, including potential impairment write-downs that could negatively impact our profits if the market value of our inventory declines;

•	If we are unable to successfully compete in the highly competitive homebuilding industry, our financial results and growth may suffer;

•	If the current downturn becomes more severe or continues for an extended period of time, it would have continued negative consequences on our operations, financial position and cash flows;

•	Our future operations may be adversely impacted by high inflation;

•	Our lack of geographic diversification could adversely affect us if the homebuilding industry in our market declines;

•	If we are not able to obtain suitable financing, our business may be negatively impacted;

•	Reduced numbers of home sales force us to absorb additional carrying costs;

•	The terms of our indebtedness may restrict our ability to operate;

•	The terms of our debt instruments allow us to incur additional indebtedness;

•	We could be adversely affected by a negative change in our credit rating;

•

We conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest. These investments involve risks and are highly illiquid;

•	One unconsolidated entity in which we have an investment may not be able to modify the terms of its loan agreement;

•	The credit agreement of our financial services segment will expire in May 2009;

•	We compete on several levels with homebuilders that may have greater sales and financial resources, which could hurt future earnings;

•	Our net operating loss carryforwards could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code;

•	In the ordinary course of business, we are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and/or cash flows;

•	Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position;

•	We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results;

•	Homebuilding is subject to warranty and liability claims in the ordinary course of business that can be significant.

•	Natural disasters and severe weather conditions could delay deliveries, increase costs and decrease demand for homes in affected areas;

•	Supply shortages and other risks related to the demand for skilled labor and building materials could increase costs and delay deliveries;

•	We are subject to extensive government regulations which could restrict our homebuilding or financial services business; and

•	We are dependent on the services of certain key employees, and the loss of their services could hurt our business.

The factors identified in this section are not intended to represent a complete list of all the factors that could adversely affect our business, operating results or financial condition. Other factors not presently known to us or that we currently deem immaterial to us may also have an adverse effect on our business, operating results or financial condition, and the factors we have identified could affect us to a greater extent than we currently anticipate. Many of the important factors that will determine our future financial performance and financial condition are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date such forward-looking statements are made. Except as required by applicable law or the rules and regulations of the SEC, we undertake no obligation to publicly update any forward-looking statements or risk factors, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent filings and reports with the SEC should be consulted. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995, and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, or the deficiency of earnings available to cover fixed charges and combined fixed charges and preferred stock dividends, as appropriate, for the periods indicated.

	Fiscal Year Ended December 31,
(Dollars in Thousands)	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	—	—	1.7	6.8	9.1	9.5
Coverage deficiency	$79,374	$149,705	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	1.7	6.8	9.1	9.5
Coverage deficiency	$87,112	$161,500	—	—	—	—

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes, (loss) income of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consist of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing earnings by combined fixed charges and preferred stock dividends. Preferred stock dividends represent dividends on our 9.75% Series A Preferred Shares multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.

USE OF PROCEEDS

Unless otherwise stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes. This may include the acquisition and development of land, refinancing of debt, purchase of our shares, capital expenditures, mergers, acquisitions and other strategic investments. Specific allocations of the proceeds for such purposes have not been made at this time. Pending their ultimate use, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

DESCRIPTION OF SECURITIES

We may offer debt securities, common shares, preferred shares, depositary shares and/or warrants to purchase any of such securities, with a total value of up to $250,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of any offering. The following is a general description of the terms and conditions of the securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement, taken together, will contain the material terms and conditions for each security. The prospectus supplement may also add, update or change the terms and conditions of the securities as described in this prospectus. However, no prospectus supplement will offer a security that is not registered and described in this prospectus at the time of the effectiveness of the registration statement of which this prospectus is a part.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of securities described in that prospectus supplement and any applicable fees, commissions or discount arrangements with such persons.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The following description discusses the general terms and conditions of the debt securities that we may offer by this prospectus. The debt securities may be issued as senior debt securities or subordinated debt securities. The indebtedness represented by the senior debt securities will rank equally with all of our other unsubordinated debt. The indebtedness represented by the subordinated debt securities will rank junior and be subordinate in right of payment to the prior payment in full of our senior debt, to the extent and in the manner set forth in the prospectus supplement for the securities. See “—Subordination” below.

For more information about the securities that may be offered by us, please refer to:

•	the form of indenture between us and an as yet to be identified trustee, relating to the issuance of each series of senior debt securities by us; and

•	the form of indenture between us and an as yet to be identified trustee, relating to the issuance of each series of subordinated debt securities by us.

The forms of the indentures are filed as exhibits to the registration statement of which this prospectus is a part. The indentures listed above are sometimes collectively referred to as the “indentures” and individually referred to as an “indenture.” The trustee under each indenture is referred to as the “indenture trustee.” The indentures are subject to and governed by the Trust Indenture Act of 1939, or the Trust Indenture Act, and may be supplemented or amended from time to time following their execution. We have not yet selected an indenture trustee for either of the indentures, and we have not yet executed either indenture. Prior to issuing any debt securities, we will be required to select an indenture trustee for the applicable indenture or indentures, to qualify such indenture trustee or trustees under the Trust Indenture Act and to execute the applicable indenture or indentures.

The form of each indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the debt securities modify the terms of the applicable form of indenture will be described in the prospectus supplement relating to the debt securities.

Each form of indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. This summary is subject to and qualified in its entirety by reference to the provisions of the applicable indenture, including definitions of terms used in the indenture. For your reference, we include parenthetical references throughout this section to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in a prospectus supplement, such sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities in the applicable prospectus supplement.

General

We will be able to issue an unlimited amount of debt securities under each indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture or a resolution of our board of directors or in one or more officer’s certificates pursuant to a board resolution. We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including the following:

•	the title of, and the price at which we will sell, the debt securities;

•	the principal amount being offered and, if a series, the total amount authorized and the total amount outstanding;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which principal will be payable or how to determine the dates;

•

the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable, which we refer to as the “interest payment dates;” any record dates for the interest payable on the interest payment dates; and our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the place of payment on the debt securities;

•

any obligation or option we have to redeem, purchase or repay debt securities, or any option of the registered holder to require us to redeem or repurchase debt securities, and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid;

•	the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

•

the currency or currencies, including composite currencies or currency units, in which payment of the principal of or premium or interest, if any, on any of the debt securities will be payable if other than the currency of the United States of America;

•	the terms and conditions upon which the currency in which the debt securities are payable may change;

•	any index, formula or other method used to determine the amount of principal, premium or interest;

•	if other than the entire principal amount, the portion of the principal amount of the debt securities that will be payable if the maturity date of the debt securities is accelerated;

•	any event of default applicable to the debt securities in addition to those included in the applicable indenture;

•	any covenant included for the benefit of the holders of the debt securities in addition to (and not inconsistent with) those included in the applicable indenture;

•	provisions restricting the declaration of dividends or requiring the maintenance of any asset ratio or the creation or maintenance of reserves, if any;

•	provisions restricting the incurrence of additional debt or the issuance of additional securities, if any;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global debt securities and, if so, the identity of the depositary for the global debt securities;

•	the terms of any right to convert the debt securities into other securities of the Company or other property;

•	the terms of the subordination of any series of subordinated debt securities;

•	restrictions on transfer, sale or other assignment, if any;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	information describing any book-entry features;

•

whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code of 1986, as amended;

•	whether the debt securities will be secured or unsecured, and the terms of any secured debt;

•	a discussion of any material United States federal income tax considerations applicable to the debt securities; and

•

any other terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any terms that may be required by us or advisable under applicable laws or regulations or in connection with the marketing of the debt securities. (See Section 301 of the indentures.)

If the debt securities are denominated in whole or in part in any currency other than United States dollars, if the principal of and premium or interest, if any, on the debt securities are to be payable in a currency or currencies other than that in which such debt securities are to be payable, or if any index is used to determine the amount of payments of principal of or premium or interest, if any, on any series of the debt securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable prospectus supplement.

Payment of Debt Securities—Interest

Unless indicated differently in a prospectus supplement, we will pay interest on the debt securities on each interest payment date to the person in whose name the debt securities are registered as of the close of business on the regular record date relating to the interest payment date.

However, if we default in paying interest on debt securities, we will pay defaulted interest in either of the two following ways:

•

We will first propose to the indenture trustee a payment date for the defaulted interest. Next, the indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holders of the debt securities as of the close of business on the special record date.

•

Alternatively, we can propose to the indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities are listed for trading. If the indenture trustee believes the proposal is practicable, payment will be made as proposed. (See Section 307.)

Payment of Debt Securities—Principal

Unless we indicate differently in a prospectus supplement, we will pay principal of and any premium on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the indenture trustee, as our paying agent. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement.

Form; Transfers; Exchanges

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless otherwise specified in a prospectus supplement, in denominations that are integral multiples of $1,000.

Subject to the terms of the indentures and the limitations described in the applicable prospectus supplement, you may have your debt securities divided into debt securities of smaller denominations (of at least $1,000) or combined into debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

Subject to the terms of the indentures and the limitations described in the applicable prospectus supplement, you may exchange or transfer debt securities at the office of the indenture trustee. The indenture trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” The security registrar will also perform transfers and exchanges.

In our discretion, we may change the place for registration of transfer of the debt securities and may remove and/or appoint one or more additional security registrars. (See Sections 305 and 1002.)

Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the debt securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (i) debt securities during a period of 15 days prior to giving any notice of redemption or (ii) any debt securities selected for redemption in whole or in part, except the unredeemed portion of any debt securities being redeemed in part. All debt securities issued upon any registration of transfer or exchange of debt securities will be valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under the applicable indenture, as the debt securities surrendered upon such registration of transfer or exchange. (See Section 305.)

Redemption

We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series are to be redeemed, the indenture trustee will select the debt securities to be redeemed. In the absence of any provision for selection, the indenture trustee will choose a method of random selection it deems fair and appropriate. (See Sections 1102, 1103 and 1104.)

Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the debt securities for redemption. (See Section 1106.) If only a part of a debt security is redeemed, the indenture trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 1107.)

We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1105.)

Events of Default

Unless otherwise specified in a prospectus supplement, an “event of default” occurs with respect to debt securities of any series if:

•	we do not pay any interest on any debt securities of the applicable series within 30 days of the due date and the time for payment has not been extended or deferred;

•	we do not pay principal or premium on any debt securities of the applicable series on its due date and the time for payment has not been extended or deferred;

•	we do not deposit any sinking fund payment when due by the terms of the applicable debt securities;

•

we remain in breach of a covenant or warranty (excluding covenants and warranties not applicable to the affected series) of the applicable indenture for 90 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach (which notice must be sent by either the indenture trustee or registered holders of at least 10% of the principal amount of debt securities of the affected series);

•

we do not pay other indebtedness in an aggregate principal amount of $25 million or more when due and remain in default for 10 days after we receive written notice as provided in the applicable indenture;

•	we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur;

•	we fail to convert any securities which are convertible into other securities of the Company or other property when required by the terms of such convertible securities; or

•	any other event of default specified in the indentures or the prospectus supplement occurs. (See Section 501.)

No event of default with respect to a series of debt securities necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indentures.

Remedies

Acceleration

If an event of default occurs and is continuing with respect to any series of debt securities, then either the indenture trustee or the registered holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series to be due and payable immediately. If an event of default relating to our bankruptcy, insolvency, receivership or reorganization occurs with respect to any series of debt securities, the principal amount of all of the debt securities of that series shall become automatically due and payable without any declaration or other action on the part of the indenture trustee or any registered holder. (See Section 502.)

Rescission of acceleration

After the declaration of acceleration has been made and before the indenture trustee has obtained a judgment or decree for payment of the money due on any series of debt securities, the registered holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the declaration and its consequences if:

•	we pay or deposit with the indenture trustee a sum sufficient to pay:

•	all overdue interest;

•	the principal and any premium which have become due other than by the declaration of acceleration and overdue interest on these amounts;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the indenture trustee under the indenture; and

•

all events of default with respect to the affected series, other than the nonpayment of the principal which has become due solely by the declaration of acceleration, have been cured or waived as provided in the applicable indenture. (See Section 502.)

For more information as to waiver of defaults, see “Waiver of Default and of Compliance” below.

Control by registered holders; limitations

Subject to the applicable indenture, if an event of default with respect to the debt securities of any series occurs and is continuing, the registered holders of a majority in principal amount of the outstanding debt securities of that series will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee; or

•	exercise any trust or power conferred on the indenture trustee with respect to the debt securities of such series.

If an event of default is continuing with respect to all the series of debt securities, the registered holders of a majority in aggregate principal amount of the outstanding debt securities of all the series, considered as one class, will have the right to make such direction, and not the registered holders of the debt securities of any one of the series.

These rights of registered holders to make direction are subject to the following limitations:

•	the registered holders’ directions will not conflict with any law or the applicable indenture; and

•	the registered holders’ directions may not involve the indenture trustee in personal liability where the indenture trustee believes indemnity is not adequate.

The indenture trustee may also take any other action it deems proper which is consistent with the registered holders’ direction. (See Sections 512 and 603.)

In addition, each indenture provides that no registered holder of any debt securities of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture for the appointment of a receiver or for any other remedy under the indenture unless:

•	that registered holder has previously given the indenture trustee written notice of a continuing event of default;

•

the registered holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series have made written requests to the indenture trustee to institute proceedings in respect of that event of default and have offered the indenture trustee indemnity satisfactory to the indenture trustee against costs and liabilities incurred in complying with the request; and

•

for 60 days after receipt of the notice, the indenture trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the indenture trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding debt securities of that series.

Furthermore, no registered holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other registered holders. (See Sections 507 and 603.)

However, each registered holder has an absolute and unconditional right to receive payment on the debt securities when due and to bring a suit to enforce that right. (See Section 508.)

Notice of Default

The indenture trustee is required, under each indenture, to give the registered holders of the debt securities notice of any default under the indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived, except that in the case of an event of default due to our failure to deposit any sinking fund payment when due, no notice shall be given to the registered holders until at least 60 days after the occurrence thereof. (See Section 602.) The Trust Indenture Act currently permits the indenture trustee to withhold notices of default (except for certain payment defaults) if the indenture trustee in good faith determines the withholding of the notice to be in the interests of the registered holders.

We will furnish the indenture trustee with an annual statement as to our compliance with the conditions and covenants in the indentures. (See Section 1004.)

Waiver of Default and of Compliance

The registered holders of a majority in aggregate principal amount of the outstanding debt securities of all affected series (voting as one class) may waive, on behalf of the registered holders of all debt securities of all such series, any past default under the applicable indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the registered holder of each outstanding debt security. Any waiver shall cure the default or event of default. (See Section 513.)

Compliance with some of the covenants in the indentures or otherwise provided with respect to debt securities may be waived by the registered holders of a majority in aggregate principal amount of the affected debt securities, considered as one class. (See Section 1010.)

Covenants

The covenants described below apply to any and all series of debt securities unless we specify otherwise in the applicable prospectus supplement. We will describe any additional covenants for a particular series of debt securities in the applicable prospectus supplement.

Payment of principal, premium and interest

We, for the benefit of each series of debt securities, will warrant to duly and punctually pay or cause to be paid the principal of and any premium and interest on the debt securities of that series in accordance with the terms of such securities and the applicable indenture. (See Section 1001.)

Maintenance of office or agency

We will maintain for each series of debt securities an office or agency where securities of that series may be presented or surrendered for payment or for registration of transfer, exchange or conversion and where notices and demands on us may be served. We will give prompt written notice to the indenture trustee of the location, and any change in the location, of such office or agency. (See Section 1002.)

Money for securities payments to be held in trust

If at any time we act as our own paying agent with respect to any series of debt securities, we will, on or before each due date of the principal of or any premium or interest on any of the debt securities of that series, segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums are paid to such persons or otherwise disposed of as provided in the applicable indenture, and will promptly notify the indenture trustee of our action or failure to so act. Whenever we shall have one or more paying agents for any series of debt securities, we will, prior to each due date of the principal of or any premium or interest on any debt securities of that series, deposit with a paying agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such paying agent is the indenture trustee) we will promptly notify the trustee of our action or failure to so act. (See Section 1003.)

Statement by officers as to default

We will deliver to the indenture trustee, within 120 calendar days after the end of each fiscal year ending after the first date any series of debt securities issued under the indenture is outstanding, an officer’s certificate stating whether or not to the knowledge of such person after due inquiry we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if we are in default, specifying all such defaults and the nature and status thereof of which such person may have such knowledge. (See Section 1004.)

Existence

Subject to Article 8 of the indenture, “Consolidation, Merger, Conveyance, Transfer or Lease,” we will do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (charter and statutory) and franchises; provided, however, that we will not be required to preserve any such right or franchise if our board of directors determines that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof will not result in a material adverse effect to the holders of the debt securities. (See Section 1005.)

Maintenance of properties

We will cause all properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment so that our business may be properly and advantageously conducted at all times; provided, however, that we shall not be prevented from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in our judgment, desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the debt securities. (See Section 1006.)

Payment of taxes and other claims

We will pay or discharge or cause to be paid or discharged, before the same becomes delinquent, all taxes, assessments and governmental charges imposed on us upon our income, profits or property and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property, except to the extent that any such tax, assessment, charge or claim is being contested by us in good faith. (See Section 1007.)

Consolidation, Merger, Conveyance, Transfer or Lease

We have agreed not to consolidate with or merge into any other entity and not to convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•

the entity formed by the consolidation or into which we are merged, or the entity which acquires us or which leases our property and assets substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities and the performance of all of our covenants under the indentures;

•

immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing;

•

if, as a result of the transaction, our property or assets would become subject to a lien that would not be permitted under the applicable indenture, the entity formed by the consolidation or into which we are merged, or the entity which acquires us or which leases our property and assets, causes all of the debt securities issued under the indenture to be secured equally and ratably; and

•	all other conditions specified in the indenture are met. (See Section 801.)

Modification of Indentures

Without registered holder consent

Without the consent of any registered holders of debt securities, we and the applicable indenture trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the registered holders of all or any series of debt securities, or to surrender any right or power conferred upon us;

•	to add any additional events of default for all or any series of debt securities;

•	to provide for the issuance of bearer securities or to provide for the issuance of uncertificated debt securities and to make all appropriate changes for such purpose;

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture that does not adversely affect the interests of the registered holders;

•	to secure the debt securities of any series;

•	to establish the form or terms of debt securities of any series as permitted by the indenture;

•	to evidence and provide for the acceptance of appointment of a separate or successor indenture trustee;

•	to provide holders with rights to convert their debt securities into any security or property, other than our common shares; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the registered holders in any material respect. (See Section 901.)

With registered holder consent

We and the applicable indenture trustee may, with some exceptions, amend or modify any indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of all series affected by the amendment or modification (voting as one class). However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security affected thereby:

•

change the stated maturity of the principal of or interest on any debt securities (other than pursuant to the terms of the debt securities), or reduce the principal amount, interest or premium payable or change the currency in which any debt securities is payable, or impair the right to bring suit to enforce any payment;

•	reduce the percentage of registered holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the indenture;

•	modify certain of the provisions in the indenture relating to supplemental indentures and waivers of certain covenants and past defaults; or

•	make any change that adversely affects the right to convert any convertible debt securities or decrease the conversion rate or increase the conversion price of any convertible debt securities.

A supplemental indenture which changes or eliminates any provision of an indenture expressly included solely for the benefit of registered holders of debt securities of one or more particular series will be deemed not to affect the rights under the indenture of the registered holders of debt securities of any other series. (See Section 902.)

Miscellaneous

The indentures provide that some debt securities, including those for which payment or redemption money has been deposited or set aside in trust, will not be deemed to be “outstanding” in determining whether the registered holders of the requisite principal amount of the outstanding debt securities have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of registered holders for quorum purposes. (See Section 101.)

We will be entitled to set any day as a record date for the purpose of determining the registered holders of outstanding debt securities of any series entitled to give or take any demand, direction, consent or other action under the indentures, in the manner and subject to the limitations provided in the indentures. In some circumstances, the indenture trustee also will be entitled to set a record date for action by registered holders. If a record date is set for any action to be taken by registered holders of particular debt securities, the action may be taken only by persons who are registered holders of the respective debt securities on the record date. (See Section 104.)

Defeasance and Covenant Defeasance

The indentures provide, unless the terms of the particular series of debt securities provide otherwise, that we may, upon satisfying several conditions, cause ourselves to be:

•	discharged from our obligations, with some exceptions, with respect to any series of debt securities, which we refer to as “defeasance;” and

•	released from our obligations under specified covenants with respect to any series of debt securities, which we refer to as “covenant defeasance.” (See Sections 1302 and 1303).

One condition that we must satisfy is the irrevocable deposit with the indenture trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient funds to pay the principal of and any premium and interest on those debt securities on the maturity dates of the payments or upon redemption. In addition, we must deliver to the indenture trustee an opinion of counsel confirming that there will be no federal income tax consequences to the holders of the debt securities as a result of the defeasance and an officer’s certificate confirming that the securities will not be delisted. (See Section 1304.)

The indentures permit defeasance with respect to any series of debt securities even if a prior covenant defeasance has occurred with respect to the debt securities of that series. Following a defeasance, payment of the debt securities that were defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the debt securities may not be accelerated by reference to the specified covenants affected by the covenant defeasance. However, if an acceleration were to occur, the realizable value at the acceleration date of the money and/or government obligations in the defeasance trust could be less than the principal and interest then due on the respective debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

Resignation and Removal of an Indenture Trustee; Deemed Resignation

An indenture trustee, once selected and duly qualified, may resign at any time by giving written notice to us. An indenture trustee may also be removed by act of the registered holders of a majority in principal amount of the then outstanding debt securities of any series. No resignation or removal of an indenture trustee and no appointment of a successor indenture trustee will become effective until the acceptance of appointment by a successor indenture trustee in accordance with the requirements of the applicable indenture. Under some circumstances, we may appoint a successor indenture trustee and, if the successor indenture trustee accepts such appointment, the indenture trustee will be deemed to have resigned. (See Section 610.)

Subordination

Unless we indicate differently in a prospectus supplement, any subordinated debt securities will be subordinated in the following manner. If our assets are distributed upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on any subordinated debt securities will be subordinated, to the extent provided in the subordinated debt indenture and the applicable supplemental indenture, to the prior payment in full of all senior indebtedness, including senior debt securities. However, our obligation to pay principal of and premium, if any, or interest on the subordinated debt securities will not otherwise be affected. No payment on account of principal, premium, if any, sinking fund or interest may be made on the subordinated debt securities at any time when there is a default in the payment of principal, premium, if any, sinking fund or interest on senior indebtedness. If, while we are in default on senior indebtedness, any payment is received by the indenture trustee under the subordinated debt indenture or the holders of any of the subordinated debt securities before we have paid all senior indebtedness in full, the payment or distribution must be paid over to the holders of the unpaid senior indebtedness or applied to the repayment of the unpaid senior indebtedness. Subject to paying the senior indebtedness in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent that payments are made to the holders of senior indebtedness out of the distributive share of the subordinated debt securities.

Due to the subordination feature of the subordinated debt securities, if our assets are distributed upon insolvency, some or all of our general creditors may recover more, ratably, than holders of subordinated debt securities. The subordinated debt indenture or applicable supplemental indenture may state that its subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge, and the legal defeasance provisions, of the subordinated debt indenture.

If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference into the prospectus supplement will set forth the approximate amount of senior indebtedness outstanding as of a recent date.

Conversion Rights

The terms and conditions of any debt securities being offered that are convertible into our common shares or any other security or property will be set forth in a prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, or at the option of the holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event that the debt securities are redeemed.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Regulations (the “Regulations”), each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the Ohio General Corporation Law.

Our Authorized Capital Stock

Our authorized capital stock consists of 38,000,000 common shares, par value $.01 per share, and 2,000,000 preferred shares, par value $.01 per share, of which 6,000 have been designated as 9.75% Series A Preferred Shares, par value $.01 per share (the “Series A Preferred Shares”). As of July 28, 2008, there were 3,607,790 common shares held by the Company in treasury, 14,018,333 common shares issued and outstanding and 4,000 preferred shares issued and outstanding (all of which were Series A Preferred Shares).

Common Shares

Holders of our common shares are entitled to:

•	one vote for each share held;

•

receive dividends when, as and if declared by the board of directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any, and to restrictions contained in our long-term indebtedness; and

•

share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for distribution to the holders of any preferred shares.

Holders of our common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common shares are, and the shares which may be issued upon the closing of this offering will be, when issued, fully paid and nonassessable. Our common shares are listed on NYSE under the trading symbol “MHO.”

The rights of the holders of our common shares are subject to, and may be adversely affected by, the rights of holders of our preferred shares, including any preferred shares that we may designate and issue in the future.

Preferred Shares

Our Articles authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules and regulations of NYSE, up to an aggregate of 2,000,000 preferred shares in one or more classes or series. With respect to any classes or series, the board of directors may determine the designation and the number of shares, rights, preferences, privileges, qualifications and restrictions, including dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Absent a determination by the board of directors to establish different voting rights, holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that the Ohio General Corporation Law entitles the holders of preferred shares to exercise a class vote on certain matters.

Our board of directors will fix the rights, preferences, privileges, qualifications and restrictions of each series of preferred shares that we sell under this prospectus and any applicable prospectus supplement in the certificate of amendment to our Articles relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or incorporate by reference therein from another report that we file with the SEC, the form of any certificate of amendment to our Articles that describes the terms of the series of preferred shares that we are offering before the issuance of the related series of preferred shares. We will also describe in the applicable prospectus supplement the terms of the series of preferred shares being offered. The description of the preferred shares in the certificate of amendment to our Articles and any applicable prospectus supplement will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the currency for which the shares may be purchased;

•	the dividend rate, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred shares on any securities exchange or market;

•	whether the preferred shares will be convertible into our common shares or other securities and, if applicable, the conversion period and the conversion price, or how it will be calculated;

•	whether the preferred shares will be exchangeable into debt securities and, if applicable, the exchange period and the exchange price, or how it will be calculated;

•	voting rights, if any;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred shares will be represented by depositary shares;

•	a discussion of any material United States federal income tax considerations applicable to the preferred shares;

•	the relative ranking and preferences of the preferred shares as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•

any limitations on issuances of any class or series of preferred shares ranking senior to or on a parity with the series of preferred shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences or limitations of, or restrictions on, the preferred shares.

Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by our shareholders. When we issue preferred shares under this prospectus, such preferred shares will be fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares and Series A Preferred Shares is Computershare Trust Company, N.A. The transfer agent for any series of preferred shares that we may offer under this prospectus will be named and described in the prospectus supplement for that series.

Anti-takeover Effects of Articles, Regulations and the Ohio General Corporation Law

Certain provisions in our Articles and Regulations and the Ohio General Corporation Law could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could also adversely affect the market price of our securities. The following summary of certain provisions in our Articles and Regulations is not complete and is qualified in its entirety by reference to our Articles and Regulations, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Classified board of directors

Our board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors. In addition, our Regulations provide that the number of directors in each class and the total number of directors may only be changed by the affirmative vote of a majority of the directors or the holders of record of at least 75% of our voting power. Under the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors, except for cause.

Limited shareholder action by written consent

Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, pursuant to Section 1701.11, the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our Regulations provide that they may be amended or repealed without a meeting by the written consent of a majority of our voting power; provided, however, that the affirmative vote of two-thirds of our voting power is required (whether at a meeting or without a meeting in an action by written consent) to amend or repeal certain provisions of our Regulations, as discussed below under “—Supermajority voting provisions.” This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

Supermajority voting provisions

The affirmative vote of two-thirds of the voting power of the Company is required to amend or repeal our existing Regulations, or adopt a new code of regulations, with respect to any of the following:

•	the requirements for calling and giving notice of a special meeting of shareholders;

•	the provisions regarding our staggered board;

•	the provisions for filling vacancies or newly created directorships on our board;

•	the procedures for nominating directors;

•	the provisions regarding conflicts of interest;

•	the requirement that directors can only be removed for cause;

•	the indemnification provisions;

•	our non-statutory Control Share Acquisition Act provisions; and

•	amendments to these supermajority provisions.

In addition, the affirmative vote of 75% of the voting power of the Company is required to amend or repeal the provision regarding changes in the number of directors in our Regulations. On all other proposed amendments to our Regulations, the required vote is a majority of the voting power of the Company.

Under the Ohio General Corporation Law, in the case of most mergers, sales of all or substantially all the assets of a corporation and most amendments to a corporation’s articles of incorporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount not less than a majority. Our Articles do not change the default voting requirement provided by the Ohio General Corporation Law.

Shareholder nominations

Our Regulations provide that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after we mail the notice of the meeting or otherwise give notice of the meeting). The Regulations also prescribe the proper written form for a shareholder’s notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting.

Control Share Acquisition Act

Section 1701.831 of the Ohio General Corporation Law, known as the Control Share Acquisition Act, provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more (but less than one-third) of such voting power;

•	one-third or more (but less than a majority) of such voting power; and

•	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have opted out of the application of the Control Share Acquisition Act. However, we have adopted a substantially similar provision in our Regulations with one significant exception: under our Regulations, no shareholder meeting or vote is required if the board of directors has approved the acquisition of voting power. In addition, our Regulations provide our board of directors with more flexibility than provided by the Control Share Acquisition Act in setting a date for the special meeting of shareholders to consider the proposed control share acquisition.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred shares, as specified in the applicable prospectus supplement. We will deposit with a depositary (the “preferred stock depositary”) preferred shares of each series represented by depositary shares. We will enter into a deposit agreement with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder’s fractional interest in the preferred shares, to all the rights and preferences of the series of the preferred shares represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights). The preferred stock depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

Immediately after we issue and deliver the preferred shares to the preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable forms of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and depositary receipts are summaries of certain anticipated provisions. These summaries are not complete and we may modify them in a prospectus supplement. For more detail, we refer you to the forms of deposit agreement and depositary receipt, which we will file as exhibits to the registration statement of which this prospectus is a part, or incorporate therein by reference from another report that we file with the SEC, and the applicable prospectus supplement.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the preferred shares underlying the depositary shares to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary. The relevant record date for depositary shares will be the same date as the record date for the preferred shares.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary receipts.

No distribution will be made in respect of any depositary shares that represent any preferred shares converted into other securities.

Withdrawal of Preferred Shares

Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless we have previously called for redemption or converted the related depositary shares into other securities), the holders will be entitled to delivery at that office of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive the related preferred shares as specified in the applicable prospectus supplement, but holders of preferred shares will not thereafter be entitled to receive depositary shares.

Redemption of Depositary Shares

Whenever we redeem preferred shares held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing the preferred shares so redeemed, provided that we have paid the applicable redemption price for the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred shares. If fewer than all the outstanding depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

From and after the date fixed for redemption:

•	all dividends in respect of preferred shares called for redemption will cease to accrue;

•	the depositary shares called for redemption will no longer be deemed to be outstanding; and

•

all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

Voting of Preferred Shares

Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by the holder’s depositary shares. The preferred stock depositary will vote the amount of preferred shares represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred shares represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary’s negligence or willful misconduct.

Liquidation Preference

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary shares, as set forth in the applicable prospectus supplement.

Conversion of Preferred Shares

The depositary shares, as such, are not convertible into common shares or any of our other securities or property. Nevertheless, if we so specify in the applicable prospectus supplement relating to an offering of depositary shares, holders may surrender depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to convert the preferred shares represented by the depositary shares into whole common shares, other preferred shares or other securities. We have agreed that, upon receipt of the instructions and any amounts payable, we will convert the depositary shares using the same procedures as those provided for converting preferred shares. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the preferred stock depositary will issue a new depositary receipt for any depositary shares not converted. No fractional common shares will be issued upon conversion and, if the conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred shares will not be effective unless the holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding approve the amendment. No amendment will impair the right, subject to the exceptions set forth in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred shares and all money and other property, if any, represented by the depositary receipt, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended.

We may terminate the deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if a majority of each series of preferred shares affected by the termination consents to the termination. Upon termination, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional preferred shares represented by the depositary shares evidenced by the depositary receipts together with any other property held by the preferred stock depositary with respect to the depositary receipt.

In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed;

•

there has been a final distribution of the related preferred shares in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred shares; or

•	each related preferred share has been converted into our common shares or other securities which are not represented by depositary shares.

Charges of Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement, including the initial deposit of the preferred shares, the initial issuance of the depositary shares, any redemption of the preferred shares and all withdrawals of preferred shares by owners of depositary shares. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement. If these charges have not been paid, the preferred stock depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipts.

Resignation and Removal of Preferred Stock Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the preferred stock depositary. Any such resignation or removal will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 60 days after delivery of the notice of resignation or removal, and any preferred stock depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred shares. In addition, the preferred stock depositary will make such reports and communications available for inspection by holders of depositary receipts at the principal office of the preferred stock depositary, and at such other places as it may from time to time deem advisable.

We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence (only in the case of any action or inaction in the voting of preferred shares represented by the depositary shares), gross negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or preferred shares represented by depositary shares unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents we believe in good faith to be genuine and signed by a proper party.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities (“debt warrants”), preferred shares (“preferred share warrants”), depositary shares (“depositary share warrants”) or common shares (“common share warrants” and, collectively with the debt warrants, the preferred share warrants and the depositary share warrants, “warrants”) under this prospectus. We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement, and the warrants may be attached to or separate from such securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreement in the applicable prospectus supplement.

We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate therein by reference from another report that we file with the SEC, the form of warrant agreement (including the form of warrant certificate) that describes the terms of the particular series of warrants we are offering before the issuance of the related series of warrants. The following summary of material provisions of the warrants is subject to, and qualified in its entirety by reference to, all of the provisions of the warrant agreement and warrant certificate applicable to a particular series of warrants. We urge you to read the applicable prospectus supplement related to the particular series of warrants that we sell under this prospectus, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants.

Debt Warrants

We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the terms of the warrant agreement relating to the debt warrants and the terms of the debt warrant certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities issuable upon exercise of the warrants and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of debt warrants which may be exercised at any time;

•	the currency for which the debt warrants may be purchased;

•	the effect of any merger, consolidation, sale or other disposition of our business on the debt warrant agreements and the debt warrants;

•	the terms of any rights to redeem or call the debt warrants;

•	the manner in which the debt warrant agreements and debt warrants may be modified;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants; and

•

any other terms, provisions, rights or limitations of or restrictions on the debt warrants, including terms, procedures and limitations relating to the exchange, exercise and settlement of the debt warrants.

Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon the exercise of the debt warrants and will not be entitled to payments of principal, premium or interest on the debt securities purchasable upon the exercise or to enforce covenants in the applicable indenture.

Other Warrants

We will describe in the applicable prospectus supplement the terms of the preferred share warrants, depositary share warrants and common share warrants being offered, including the following:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of warrants issued with each preferred share, common share or depositary share;

•	any provisions for adjustment of the number or amount of preferred shares, common shares or depositary shares receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, the date on and after which the warrants and the related preferred shares, common shares or depositary shares will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	the currency for which the warrants may be purchased;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	the manner in which the warrant agreements and warrants may be modified;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants; and

•

any other terms, provisions, rights or limitations of or restrictions on the warrants, including any other terms, procedures and limitations relating to the exchange, exercise and settlement of the warrants.

Prior to the exercise of their warrants, holders of preferred share warrants, depositary share warrants and common share warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants and will not be entitled to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting or any other rights as shareholders of the Company.

Exercise of Warrants

Each warrant will entitle its holder to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or preferred shares, common shares or depositary shares being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, depositary shares, preferred shares or common shares purchasable upon the exercise. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of warrants may surrender securities as all or part of the exercise price for the warrants.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

We may sell the securities from time to time in their initial offering as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of the underwriters, if any

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any delayed delivery arrangements;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Sales Through Underwriters or Dealers

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

In connection with sales to underwriters, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

From time to time, we may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be underwriters within the meaning of the Securities Act, may then resell those securities to the public. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Direct Sales and Sales Through Agents

We may solicit offers to purchase securities directly from the public from time to time. In this case, no underwriters or agents would be involved. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. Such agents may be deemed to be underwriters within the meaning of the Securities Act. The applicable prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers and will include information about any commissions we may pay the agents in that offering. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

We may authorize underwriters, dealers and agents to solicit from certain types of institutional investors offers to purchase securities under delayed delivery contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities (other than our common shares or Series A Preferred Shares) will be a new issue of securities and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution has been completed, in order to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that such persons make with respect to these liabilities. Our underwriters, dealers and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in Columbus, Ohio or New York City, New York.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

EXPERTS

The financial statements incorporated by reference into this prospectus, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference into the registration statement of which this prospectus is a part. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC relating to the debt securities, common shares, preferred shares, depositary shares and warrants that may be offered hereunder. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement. You should refer to the registration statement for more information about our securities and us.

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., in Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Our principal internet address is http://mihomes.com. We make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are filed with or furnished to the SEC, and amendments to those reports, as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. The contents of our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained at that site.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents that we have filed with the SEC are incorporated into this prospectus by reference and considered a part of this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008;

•	our Current Reports on Form 8-K filed with the SEC on February 19, 2008, April 1, 2008, May 23, 2008 and July 3, 2008;

•

the description of our common shares, $.01 par value per share, contained in our registration statement on Form S-3 (file no. 333-85662) filed with the SEC on April 5, 2002, or contained in any subsequent amendment or report filed for the purpose of updating such description; and

•

the description of our 9.75% Series A Preferred Shares, $.01 par value per share (and our depositary shares, each representing 1/1000th of a 9.75% Series A Preferred Share), contained in our registration statement on Form 8-A (file no. 333-85662) filed with the SEC on March 15, 2007, or contained in any subsequent amendment or report filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of any offering of securities under this prospectus and all applicable prospectus supplements, including all such filings made after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement.

We will provide any of the above documents (including any exhibits that are specifically incorporated by reference into such documents) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request these documents at no cost. Written or telephone requests should be directed to:

M/I Homes, Inc.

3 Easton Oval, Suite 500

Columbus, Ohio 43219

Attn: General Counsel

(614) 418-8000

Any statement contained in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incoroprated by reference into this prospectus modifies or supersedes the statement.

4,000,000 shares

M/I Homes, Inc.

Common Shares

PROSPECTUS SUPPLEMENT

                    , 2009

Joint bookrunning managers

Citi	J.P. Morgan